


13000412

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/27/12

February 21, 2013

Reginald D. Hedgebeth
Spectra Energy Corp
rdhedgebeth@spectraenergy.com

Re: Spectra Energy Corp
Incoming letter dated December 27, 2012

Dear Mr. Hedgebeth:

This is in response to your letter dated December 27, 2012 concerning the shareholder proposal submitted to Spectra Energy by Trillium Asset Management, LLC on behalf of the Sierra Club Foundation and Paul Katz; Friends Fiduciary Corporation; Benedictine Sisters of Virginia; and Zevin Asset Management, LLC on behalf of the Howard R. Webber Trust. We also have received a letter on the proponents' behalf dated January 23, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com

February 21, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Spectra Energy Corp
Incoming letter dated December 27, 2012

The proposal requests that the board publish a report on how the company is measuring, mitigating, and disclosing methane emissions.

We are unable to concur in your view that Spectra Energy may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false of misleading. Accordingly, we do not believe that Spectra Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Spectra Energy may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on the environmental impacts of Spectra Energy's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Spectra Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Spectra Energy may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Spectra Energy's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Spectra Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Joseph G. McCann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2013

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Spectra Energy Corp's December 27, 2012 Request to Exclude Shareholder Proposal of The Sierra Club Foundation and Paul Katz and co-filers Friends Fiduciary Corporation, the Benedictine Sisters of Virginia and Zevin Asset Management, LLC

Dear Sir/Madam:

This letter is submitted on behalf of The Sierra Club Foundation and Paul Katz by Trillium Asset Management, LLC, as their designated representative in this matter, and co-filers Friends Fiduciary Corporation, the Benedictine Sisters of Virginia and Zevin Asset Management, LLC (hereinafter referred to as "Proponents"), who are beneficial owners of shares of common stock of Spectra Energy Corp (hereinafter referred to as "Spectra" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to Spectra, to respond to the letter dated December 27, 2012 sent to the Office of Chief Counsel by the Company, in which Spectra contends that the Proposal may be excluded from the Company's 2013 proxy statement under Rules 14a-8(i)(3), (7) and (10).

We have reviewed the Proposal and the Company's letter, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is our opinion that the Proposal must be included in Spectra's 2013 proxy statement because (1) the subject matter of the Proposal transcends the ordinary business of the Company by focusing on a significant social policy issue confronting the Company; (2) the Proposal does not seek to micro-manage the Company; (3) the Company has not substantially implemented the Proposal; and (4) it is not false, misleading or otherwise vague. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Spectra's General Counsel, Reginald D. Hedgebeth via e-mail at RDHedgebeth@spectraenergy.com.

The Proposal

The Proposal, the full text of which is attached as Attachment A, requests:

> the Board of Directors publish a report (by October 2013, at reasonable cost, and omitting proprietary information) for investors on how Spectra Energy is measuring, mitigating, and disclosing methane emissions.

I. Rule 14a-8(i)(10). The Company has not substantially implemented the Proposal.

The Commission has stated that exclusion "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management..." Exchange Act Release No. 12,598 (1976). Accordingly, the Staff has indicated that "a determination that the company has substantially implemented the proposal depends upon whether (the company's) particular policies, practices and procedures compare favorably with the guidelines of the proposal" *Texaco, Inc.* (March 28, 1991).

In order for the company to meet its burden under the rule, it must clearly demonstrate that the company's actions satisfy both the proposal's core concerns and its key elements. See, e.g. *The Southern Company* (March 16, 2011); *The Coca-Cola Co.* (January 19, 2004) (proposal seeking direct access to data while company only offering a public report of a third party); *3M Company* (March 2, 2005) (proposal seeking implementation on eleven principles relating to human and labor rights in China not substantially implemented despite company's comprehensive policies and guidelines); *ConocoPhillips* (January 31, 2011) (company report on "Steps the Company has taken to reduce the risk of accidents" did not substantially implement a proposal that sought a report that described the Board's oversight of safety when the company only made passing reference to the Board's role in this area).

The Company argues that its last sustainability report, which focuses on 2010 and 2011 operations, substantially implements the Proposal. This argument is insufficient to meet the Company's burden on its face, as it is over a year old at this time. If the company's argument is that the Proposal will be substantially implemented by May 2013 with the issuance of a new sustainability report, the Staff has been clear that future reports cannot satisfy the rule *The J.M. Smucker Company*, (May 9, 2011).

But setting those arguments aside, it is equally clear that the Company has not already acted favorably on these issues, nor have its actions satisfied our core concerns and the Proposal's key elements. The Proposal requests that Spectra's Board of Directors publish a report for investors on how it is 1) measuring, 2) mitigating, and 3) disclosing methane emissions. The Carbon Disclosure Project's (CDP) 2013 Oil and Gas supplement's *new* questionnaire on methane emissions is referenced as presenting a widely accepted format for disclosure, as previous CDP reports have not adequately addressed methane leakage.

A report adequate for investors to assess the Company's strategy, as referenced in the Proposal, would include the methane leakage rate as a percentage of production or throughput, how the Company is measuring and mitigating emissions, best practice, worst performing assets, risk mitigation, and environmental impact. Other information useful to investors to assess risk would include whether the Company has a published policy in place to reduce methane leakage, if the Company has set quantitative goals for reducing methane leakage, if the Board reviews progress against a policy, technologies being implemented for measurement and reduction, and plans to upgrade older assets with best practice technologies.

While Spectra states that they measure "the methane that escapes during the transmission process"[1] and reference "more efficient practices,"[2] there is absolutely no detail provided as to how such measuring and mitigating is conducted, apart from referenced participation in the EPA's Natural Gas Star program, reports from which are not publically available to investors. Disclosure is limited given this lack of detail.

A disclosure adequate to assess how Spectra is 1) **measuring** methane emissions would include Spectra's methodology for measuring methane emissions, the methane leakage rate as a percentage of production or throughput, the leakage rate of best and worst performing assets, and the percentage of total assets measured. Currently Spectra reports the metric tons of CO_2e emitted, but it is not clear if this number is only for pipeline assets, the entire value chain, or only the largest assets. Therefore, it is not possible to determine a leakage rate.

There is also no disclosure of the methodology for how the Company is measuring the methane emissions, which can vary tremendously from simple throughput estimates to deploying measurement technologies. Further, there is also no disclosure of best or worst performing assets. Spectra states in their Sustainability Performance Scorecard, that a "Next Step" is to "focus on the accuracy of methane emissions in the United States,"[3] implying current methodologies may fall short in accurately measuring the Company's full environmental impact. It is impossible to determine if current methodologies fall short given the lack of disclosure of how they are currently measuring methane emissions. The

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[1] Spectra Energy (2011). 2011 Sustainability Report, www.spectraenergy.com/sustainability, 18.
[2] Spectra Energy (2011). 2011 Sustainability Report, www.spectraenergy.com/sustainability, 17.
[3] Spectra Energy (2011). 2011 Sustainability Report, www.spectraenergy.com/sustainability, 9.

Company also references "a study to more accurately measure our methane emissions and better understand the sources of those emissions,"[4] further implying current methodologies may fall short. A public report on the findings of this study would be a useful step toward greater transparency, disclosure, and investor understanding of risk, and be in line with our request.

A disclosure adequate for investors to assess how Spectra is 2) **mitigating** methane emissions would include a description of the Company's policy to reduce methane leakage, quantitative goals for reducing methane leakage, technologies implemented for measurement and reduction, a description of how the Company assesses risk, plans to upgrade older assets with best practice technologies, and how the board reviews progress against the Company policy. Currently, the Company does not have a published policy to reduce methane leakage, has no quantitative goals for reduction, and does not disclose how they assess risk, a risk mitigation plan, plans to upgrade assets, or how the Board measures progress. The Company asserts that the Sustainability Report discloses "the Company's most significant programs to reduce methane emissions," however; no examples are given of how the Company is implementing more efficient practices to reduce methane leakage.

Further, the Company references "detailed quantitative and qualitative information regarding the Company's efforts to minimize its emissions of methane" and "a description of best practice management," but detail is not provided on either. The most descriptive information is a generic description of avoiding methane emissions "by improving operating procedures and through scheduled pipeline and operational facility integrity management programs"[5] and having "reduced methane emissions" by "implementing more efficient practices."[6] The absolute methane emission reduction claim is only relevant to reductions made in methane emissions between 2007, the baseline year of the Company's sustainability report, and the subsequent 2009 report. Since 2009, methane emissions have been increasing each year on an absolute basis, which could be a troubling signal to investors given public uncertainty surrounding the environmental profile of natural gas.

For all of these reasons we contend that the Company has not met its burden of demonstrating that it has substantially implemented the Proposal. Specifically, its failures to provide any meaningful disclosure on measuring and mitigating methane releases is evidence that the Company has not acted favorably on these issues, nor have its actions satisfied our core concerns and its key elements. Accordingly, we respectfully urge the Staff to reject the Company's arguments.

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[4] Spectra Energy (2011). 2011 Sustainability Report, www.spectraenergy.com/sustainability, 18.

[5] Spectra Energy CDP Report (2012). www.cdproject.net/Sites/2012/27/17527/Investor%20CDP%202012/Pages/DisclosureView.aspx.

[6] Spectra Energy (2011). 2011 Sustainability Report, www.spectraenergy.com/sustainability, 17.

II. Rule 14a-8(i)(7). The Proposal is focused on a significant policy issue and does not seek to micro-manage the Company.

In 1998, the Commission explained:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Exchange Act Release No. 34-40018 (May 21, 1998) (the"1998 Release").

Consequently, a key question for consideration in determining the permissibility of a proposal is what does the proposal focus on. As the staff explained in Staff Legal Bulletin 14A (July 12, 2002), "proposals that relate to ordinary business matters but that focus on 'sufficiently significant social policy issues... would not be considered to be excludable because the proposals would transcend the day-to-day business matters.'" [7]

Methane emissions are clearly a significant policy issue confronting the Company not only because the impact of these emissions are significant contributors to climate change (which

[7] With respect to the Company's arguments that the Proposal is excludable because it focuses on the Company's choice of technologies, we respectfully suggest the Company has misapprehended the rule. A proposal that is excluded for focusing on a choice of technologies is a proposal that does not focus on a significant policy issue confronting the company and therefore is excludable for focusing on the ordinary business of the company and not on an issue that transcends the day-to-day affairs of the company.

is well established as a significant policy issue), but also because the issue has become the subject of widespread public debate.

The New York Times addressed the question in depth in an April 11, 2011 story entitled "Studies Say Natural Gas Has Its Own Environmental Problems."[8]

> The problem, the studies suggest, is that planet-warming methane, the chief component of natural gas, is escaping into the atmosphere in far larger quantities than previously thought, with as much as 7.9 percent of it puffing out from shale gas wells, intentionally vented or flared, or seeping from loose pipe fittings along gas distribution lines. This offsets natural gas's most important advantage as an energy source: it burns cleaner than other fossil fuels and releases lower carbon dioxide emissions.
>
> ...
>
> The findings are certain to stir debate. For much of the last decade, the natural gas industry has carefully cultivated a green reputation, often with the help of environmental groups that embrace the resource as a clean-burning "bridge fuel" to a renewable energy future. The industry argues that it has vastly reduced the amount of fugitive methane with new technologies and upgraded pipe fittings and other equipment.

The Intergovernmental Panel on Climate Change (IPCC) estimates that methane has 72x the short-term global warming impact of CO2.[9] This impact has put natural gas development and methane emissions management under question as recent academic paper have revealed evidence of higher rates of leakage than previously estimated. A January 2013 Nature Article, entitled "Methane leaks erode green credentials of natural gas", byline "Losses of up to 9% show need for broader data on US gas industry's environmental impact," describes findings from the latest study of the National Oceanic and Atmospheric Association (NOAA) and the University of Colorado describing preliminary results from a field study in the Uinta Basin in Utah suggesting 9% methane leakage rates.[10] These results are over 3x the EPA's 2.3% estimate (based mainly on early 1990's data) and over 5x the industry's 1.6% estimate, illustrating the large dissonance between current reporting/estimates and scientific findings. The team also revealed new evidence to affirm findings from an earlier study in February 2012, which revealed 4% methane leakage rates

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[8] http://www.nytimes.com/2011/04/12/business/energy-environment/12gas.html?_r=1&

[9] Intergovernmental Panel on Climate Change. 4th Assessment Report. http://www.ipcc.ch/publications_and_data/publications_and_data_reports.shtml#.T9CflZjSdaw

[10] Tollefson, Jeff. Nature. VOL 493 (03 January 2013). doi:10.1038/493012a

at the Denver/Julesburg field in Colorado. [11] This is a troubling development, as a study by the Environmental Defense Fund (EDF) and Princeton from April 2012, asserts that the short-term climactic benefit of natural gas over coal is negated if the leakage rate exceeds 3.2%.[12] A prior study by Cornell University professor Robert Howarth, which garnered public attention from *Forbes* and *The New York Times*, has estimated total fugitive emissions of 3.6% to 7.9% over the lifetime of a well.[13] A 2010 study out of Fort Worth Texas also revealed highly skewed distribution of emissions, with 10% of well sites accounting for 70% of emissions,[14] underlining the concern expressed in the Proposal that while "some operations may incorporate best practice management...the risk of leaks at high growth or select geographies can negate best practices elsewhere." Studies are continuing and results from the latest EDF and University of Texas study are expected in the coming months.

The findings of these various academic studies have been highlighted by publications such as *Forbes, The New York Times*, and *Bloomberg BusinessWeek*, calling into question the environmental profile of natural gas and highlighting the current debate. The July 2012 *Forbes* article, entitled "Fugitive Methane Caught in the Act of Raising GHG," questions whether natural gas is in fact better than coal from a climate change perspective and whether the current characterization of natural gas as a "bridge fuel" from oil and gas to non-fossil fuels is accurate.[15]

The New York Times concludes, "The first step in getting beyond this debate, many environmental advocates argue, is for the industry to stop refusing to take detailed measure of its methane leakage rates, to make that information public, and to submit to rules requiring them to capture it."[16] This sentiment points to weakness in current industry environmental management of fugitive methane emissions, as well as risk of regulation and continued public scrutiny.

The financial community is also following this issue closely. For example, HSBC just issued a report entitled "Shale: water first, leak later: The climate benefits of shale gas could leak and wash away".[17] The report noting the controversy surrounding methane leakage observed:

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[11] Pétron, G. et al. J. Geophys. Res. 117, D04304 (2012).

[12] Alvarez, R.A, Pacala, S.W., Winebrake, J.L, Chameides, W.L. & Hamberg, S.P. Proc. Nat'l Acad. Sci. USA 109, 6435-6440 (2012).

[13] http://thehill.com/images/stories/blogs/energy/howarth.pdf

[14] http://fortworthtexas.gov/gaswells/default.aspx?id=87074

[15] http://www.forbes.com/sites/jamesconca/2012/07/15/fugitive-methane-caught-in-the-act-of-raising-ghg/

[16] http://green.blogs.nytimes.com/2011/04/12/fugitive-methane-stirs-debate-on-natural-gas/

[17] https://www.research.hsbc.com/midas/Res/RDV?ao=20&key=y5Vf4Ytq3u&n=356860.PDF

We think 2013 will see a continuation of the shale debate as more studies are published. These studies, as well as public opinion (Chart 3), affect policy decisions. Countries such as the UK, Poland, Canada and China are developing shale production whilst others such as France and Bulgaria have banned fracturing. The issue is also highly divisive at subnational level: Pennsylvania passed legislation last year allowing shale drilling in the entire state; Vermont voted to ban the practice outright in May; Maryland put applications on hold for three years (environmental impact study); New York State has a moratorium in place (public health effects); Quebec suspended fracturing (environmental review).

In response to the lack of appropriate disclosure surrounding fugitive methane emissions, a 2012 joint investor statement representing $20 trillion in assets was published by the Institutional Investors Group on Climate Change (IIGCC), the Investor Network on Climate Risk (INCR) and the Investors Group on Climate Change (IGCC), entitled "Controlling fugitive methane emissions in the oil and gas sector." The statement highlights the significant climate change concerns posed by high global warming impact fugitive methane emissions, as well as regulatory and reputational risks to the oil and gas sector, calling on companies to implement best practice control technologies and programs of disclosure.[18]

Two industry trade associations, the American Petroleum Institute (API) and America's Natural Gas Alliance (ANGA) reacted to the public debate and possible regulation by issuing their own estimate of methane emissions, ½ that of EPA estimates.[19] The report underlines the depth of the issue and lack of needed disclosure to assess risk on both a company and industry level:

> The accuracy of GHG emission estimates from natural gas production has become a matter of increasing public debate due in part to limited data, variability in the complex calculation methodologies, and assumptions used to approximate emissions where measurements in large part are sparse to date. Virtually all operators have comprehensive methane mitigation strategies; however, beyond the requirements of the Environmental Protection Agency's (EPA) Mandatory Reporting Rule or incentives of programs like the EPA's Natural Gas Star program, data is often not gathered in a unified way that facilitates comparison among companies.[20]

Agency and non-governmental organization reports also highlight the significance of this social policy issue. The International Energy Agency (IEA) illustrates the risk of failing to

[18] http://www.ceres.org/files/methane-emissions/investor-joint-statement-on-methane-emissions

[19] http://www.eenews.net/eenewspm/2012/10/25/archive/5?terms=EPA+methane+estimates

[20] http://www.api.org/~/media/Files/News/2012/12-October/API-ANGA-Survey-Report.pdf

implement best practice management and disclosure in their 2012 report, "Golden Rules for a Golden Age of Gas." In an effort to "pave the way for the widespread and large-scale development of unconventional gas resources," the IEA asserts that "society needs to be adequately convinced that the environmental and social risks will be well enough managed to warrant consent to unconventional gas production, in the interests of the broader economic, social and environmental benefits that the development of unconventional resources can bring." The IEA also recognizes that "to achieve the trajectories of methane emissions consistent with the internationally agreed goal to limit the rise in global mean temperature to 2°C above pre-industrial levels, additional policy measures will be needed," as "the most comprehensive projections of future emissions, from the EPA (US EPA, 2011), assume no change in emission factors, for want of a better approach, and project a 26% increase in methane emissions from the oil and gas industry between 2010 and 2030." [21]

Further reports include the National Resource Defense Fund's (NRDC) March 2012 report, entitled "Leaking Profits, the U.S. Oil and Gas Industry can Reduce Pollution, Conserve Resources, and Make Money by Preventing Methane Waste," [22] which outlines the environmental and economic benefits of methane control technologies.

The Conservation Law Foundation also published a white paper last year entitled "Into Thin Air, How Leaking Natural Gas Infrastructure is Harming our Environment and Wasting a Valuable Resource," [23] that asserts that "though natural gas has been promoted as a more climate-friendly alternative, current analyses often fail to account for the gas that is lost, either intentionally or unintentionally," pointing to 8 to 12 billion cubic feet of methane lost annually in Massachusetts alone due to leaking pipelines. These reports illustrate increasing public concern for this social policy issue.

Further, policy and legal developments, over the last year, foreshadow increased regulatory scrutiny. The EPA's New Source Performance Standards, issued in April 2012 and slated to take full effect in 2015, represent the first federal air standards for natural gas wells that are hydraulically fractured, along with requirements for several other sources of pollution in the oil and gas industry that currently are not regulated at the federal level. However, the rule has been criticized by the New York Attorney General for failing to regulate methane directly, leaving almost 95% of these emissions uncontrolled. [24]

21
http://www.worldenergyoutlook.org/media/weowebsite/2012/goldenrules/weo2012_goldenrulesreport.pdf

22 http://www.nrdc.org/energy/files/Leaking-Profits-Report.pdf

23 http://www.clf.org/newsroom/new-report-shows-lost-natural-gas-emissions-costing-millions-to-massachusettss-gas-customers-and-harming-environment/

24 http://www.ag.ny.gov/press-release/ag-schneiderman-leads-multi-state-coalition-action-curb-climate-change-pollution-oil

The EPA also began requiring company level methane emissions estimate disclosure for the first time in September 2012 as part of the Greenhouse Gas Reporting Rules - Subpart W.[25] While this reporting requirement does not regulate levels of methane, it could provide the basis for increased regulatory scrutiny in the future. While the Company references EPA's reporting of Spectra's methane emissions through the EPA Mandatory Reporting Rule Requirements – Subpart W, Spectra has not yet made that information publically available, as has its peer Oneok.

New regulations are also being proposed in California, according to the *Los Angeles Times*. In December, California oil regulators released a first draft of fracking rules that would, require energy firms to test the integrity of their wells before fracking to guard against leaks and report the results of those tests to regulators before they begin operations.[26]

Subsequent to the California development, legal developments on the east coast have also highlighted the issue. Seven states, including New York, Connecticut, Delaware, Maryland, Massachusetts, Rhode Island, and Vermont are suing the EPA for violating the Clean Air Act by failing to address methane emissions from oil and gas drilling.[27] New York Attorney General Eric T. Schneiderman stated the coalition of states "can't continue to ignore the evidence of climate change or the catastrophic threat that unabated greenhouse gas pollution poses to our families, our communities and our economy."[28]

It is also important to observe that there is nexus between this issue and the Company specifically. Spectra's issues with fugitive emissions have been identified in numerous venues. For example, in March 2012 Spectra was quoted in a *Houston Chronicle* story, "Energy leaders urge transparency to win public support":[29]

> Efforts for improved public awareness of energy company operations will help advance production of the abundant supplies of natural gas that have many at the conference excited, said Greg Ebel, president and CEO of Spectra Energy.
>
> "We need to maintain that because the public's criticism of us has been pretty significant these days," Ebel said.

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[25] http://www.epa.gov/ghgreporting/reporters/notices/index.html

[26] http://latimesblogs.latimes.com/california-politics/2012/12/california-oil-regulators-release-draft-of-fracking-rules.html

[27] http://www.huffingtonpost.com/2012/12/11/drilling-methane-emissions-lawsuit_n_2279573.html

[28] http://www.ag.ny.gov/press-release/ag-schneiderman-leads-multi-state-coalition-action-curb-climate-change-pollution-oil

[29] http://www.chron.com/business/article/Energy-leaders-urge-transparency-to-win-public-3390421.php

See also, *Huffington Post*, "Natural Gas Leaks: A Risky Business in Need of a Fix"[30] and *Vancouver Observer*, "Failure to account for 'fugitive' methane gas could undercut BC's climate change efforts, experts say"[31] - both identifying Spectra.

The evidence presented above demonstrates how methane emissions are a significant policy issue confronting the industry. This issue has spurred academic, industry, and public debate, has been featured in the mainstream press, and has led to regulatory and legal action over the last year. Accordingly, we urge the Staff not to concur with the Company's "ordinary business" arguments.

III. The Proposal Does Not Seek To Micro-manage the Company

The SEC explained in the 1998 Release that proposals are not permitted to seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

While the Company does not make a micro-management argument, we would like to take this opportunity to point out that the proposal is not seeking any intricate details, nor does it seek to implement complex policies. As demonstrated above, the issue has entered the mainstream media, such that it does not constitute a complex issue that is beyond the ability of shareholders to understand or make decisions about with respect to how to vote on the Proposal.

IV. The Proposal Is Not Materially False and Misleading

The Company asserts that three sentences combined are materially false and misleading because they "assert that the Company is not engaging in the practices being advocated." The three sentences are:

- "[e]missions are not tightly regulated, measure, monitored, mitigated or disclosed [which has] created a risk to industry, operators and environment alike."

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[30] http://www.huffingtonpost.com/john-b-kassel/natural-gas-leaks-a-risky_b_2402520.html

[31] http://www.vancouverobserver.com/sustainability/failure-account-%E2%80%9Cfugitive%E2%80%9D-methane-gas-could-undercut-bcs-climate-change-efforts

- "[r]egulatory risks exists as the EPA ... encourages best practices through the Natural Gas STAR program."
- Spectra Energy Corp "has a responsibility to implement a program of measurement, mitigation and disclosure."

In order for a proposal to be excluded as materially false and misleading the Company must demonstrate "***objectively*** that a factual statement is materially false or misleading". Staff Legal Bulletin 14B (September 15, 2004). The Company has not made any showing of the sort. Rather, the Company simply asserts that the sentences could lead a reader to reach the conclusion that the Company is not engaging in the practices advocated.

As the Staff made clear, it is not appropriate for companies to exclude proposals because "the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company." Staff Legal Bulletin 14B. That is precisely what the Company has done here. Accordingly, we urge the Staff to reject this argument.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Jonas Kron
Senior Vice President



Natasha Lamb
Vice President

cc: Reginald D. Hedgebeth at RDHedgebeth@spectraenergy.com
General Counsel
Spectra Energy Corp

Attachment A

FUGITIVE METHANE EMISSIONS REPORT

WHEREAS:

Natural gas exploitation has been publicized for its superior environmental profile; fugitive methane emissions in the oil and gas sector represent one of the most rapidly growing sources of anthropogenic methane emissions in the US, contributing 20 percent of short-term global warming impact. The promise of natural gas as a bridge fuel to a more sustainable energy future is under question given the high short-term climate impact. The Intergovernmental Panel on Climate Change estimates that methane has 25x the impact on temperature as CO2 over a 100 year period and 72x the impact over a 20 year period.

Methane is the primary component of natural gas and is emitted across the value chain during production, processing, transmission, storage, and distribution. Emissions are not tightly regulated, measured, monitored, mitigated, or disclosed. Industry inattention has created a risk to industry, operators, and environment alike. Studies from Cornell and the University of Colorado estimate highly varied methane leakage rates as a percentage of production, creating uncertainty and garnering attention from Forbes and The New York Times. Regulatory risk exists as the EPA looks to limit emissions through rules such as The New Source Performance Standards requiring green completions by 2015, and encourages best practice through the Natural Gas STAR program. The International Energy Agency highlights the risk of failing to implement best practice measurement and disclosure in their 2012 report "The Golden Age of Natural Gas."

We believe Spectra Energy's social license to operate is at risk and the company has a responsibility to implement a program of measurement, mitigation, and disclosure. We recognize some operations may incorporate best practice management; however, the risk of leaks at high growth or select geographies can negate best practices elsewhere.

Methane leakage has a direct economic impact on Spectra Energy as lost gas is not available for sale, whereas natural gas captured through control processes can be sold in the market, generating positive returns.

Spectra Energy has an opportunity to display leadership, as the company has in prior environmental disclosures. Significant reductions in methane emissions are possible using new technologies with positive return on investment. Benefits include safety improvements, maximizing available energy resources, reducing economic waste, protecting human health, and reducing environmental impacts.

Upgrading production assets may also improve performance, making assets more robust and less susceptible to upsets and downtime.

RESOLVED:

Shareholders request that the Board of Directors publish a report (by October 2013, at reasonable cost, and omitting proprietary information) for investors on how Spectra Energy is measuring, mitigating, and disclosing methane emissions.

SUPPORTING STATEMENT:
The Carbon Disclosure Project's 2013 Oil and Gas Supplement will include a questionnaire on methane emissions, presenting widely accepted format for disclosure. We believe a report adequate for investors to assess the company's strategy would include methane leakage rate as a percentage of production, how the company is measuring and mitigating emissions, best practices, worst performing assets, risk mitigation, and environmental impact.

Spectra Energy Corp
5400 Westheimer Court, 8P-47
Houston, TX 77056

Tel: 713-627-5522
Fax: 713-627-5536

Reginald D. Hedgebeth
General Counsel


Spectra
Energy

December 27, 2012

BY E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Spectra Energy Corp – Shareholder Proposal of Trillium Asset Management, LLC , Friends Fiduciary Corporation, the Benedictine Sisters of Virginia and Zevin Asset Management, LLC

Ladies and Gentlemen:

We are writing to notify the staff of the Division of Corporation Finance (the "Staff") of our intention to exclude a shareholder proposal from the materials for the 2013 Annual Meeting of Stockholders (the "2013 Proxy Materials") of Spectra Energy Corp (the "Company"). Trillium Asset Management, LLC on behalf of The Sierra Club Foundation and Paul Katz, Friends Fiduciary Corporation, the Benedictine Sisters of Virginia and Zevin Asset Management, LLC on behalf of Howard R. Webber Trust (the "Proponents"), jointly submitted the proposal (the "Proposal"), which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby respectfully request that the Staff confirm that no enforcement action will be recommended to the U.S. Securities and Exchange Commission (the "Commission") against the Company if the Proposal is omitted from the 2013 Proxy Materials. As required by Exchange Act Rule 14a-8(j), we have submitted this letter and its attachments not less than 80 days before the Company files its definitive 2013 Proxy Materials with the Commission. A copy of this letter and its attachments is being sent concurrently to the Proponents in accordance with that Rule, informing them of the Company's intention to omit the Proposal from the 2013 Proxy Materials. The Company intends to begin distribution of its definitive 2013 Proxy Materials on or around March 21, 2013.

Rule 14a-8(k) and Section E of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if the Proponents, either individually or jointly, submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

The resolution contained in the Proposal requests that "the Board of Directors publish a report (by October 2013, at reasonable cost, and omitting proprietary information) for investors on how Spectra Energy is measuring, mitigating, and disclosing methane emissions."

We hereby respectfully request that the Staff confirm that no enforcement action will be recommended to the Commission against the Company if the Proposal is omitted from the 2013 Proxy Statement for the following reasons: (i) pursuant to Exchange Act Rule 14a-8(i)(10) because it has been substantially implemented by the Company; (ii) pursuant to Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company; and (iii) pursuant to Exchange Act Rule 14a-8(i)(3) because it contains materially false or misleading statements, in violation of Exchange Act Rule 14a-9.

I. The Proposal may be omitted based on Rule 14a-8(i)(10) as substantially implemented by the Company.

The Proposal may be omitted under Rule 14a-8(i)(10) because Spectra Energy Corp has since 2008 produced for investors a sustainability report describing the Company's best practices management and its efforts in studying, measuring, mitigating and disclosing its methane and other greenhouse gas emissions, which substantially implements the Proposal. The Company provides regular updates of its sustainability report, with the next report scheduled for publication in May 2013.

The Staff stated that the purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." Exchange Act Release No. 12598 (Jul. 7, 1976) (regarding the predecessor to Rule 14a-8(i)(10)). The Staff does not require that a company has "fully effected" the shareholder proposal in order to permit exclusion under Rule 14a-8(i)(10), provided the company has already "substantially implemented the proposal." *See* Exchange Act Release No. 40018 at n. 30 (May 21, 1998) (the "1998 Release") and Exchange Act Release No. 20091 at § II.E.6 (Aug. 16, 1983) (the "1983 Release"). Furthermore, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991); *see also The Coca-Cola Company* (Jan. 25, 2012) (allowing the exclusion of a shareholder proposal requesting a report on how the company was responding to challenges related to the use of Bisphenol-A in aluminum can linings because the company already provided information that "compared favorably with the guidelines of the proposal" on its website). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's policies, practices and procedures satisfactorily address the proposal's underlying concerns and essential objectives. *See Anheuser-Busch Cos.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (Jul. 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); and *Masco Corp.* (Mar. 29, 1999).

Further, the Staff has found that Rule 14a-8(i)(10) permits the omission of a shareholder proposal that has substantially implemented the essential objectives of the proposal, even if by means other than those suggested by the shareholder proponent. *See* 1983 Release; *ConAgra Foods, Inc.* (Jul. 3, 2006) (proposal requesting a sustainability report was excludable because the company had already been providing information generally of the type to be included the sustainability report); *Masco Corp.* (Mar. 29, 1999) (proposal requesting the board of directors adopt specific qualifications for outside directors was excludable because the board had already adopted a similar resolution); *Nordstrom, Inc.* (Feb. 8, 1995) (proposal requesting that the company adopt of a code of conduct for its foreign suppliers was excludable because the company's existing guidelines substantially covered the requested criteria); and *Xcel Energy, Inc.* (Feb. 17, 2004) (proposal requesting the board of directors prepare a report on the company's response to certain climate change related issues was excludable because the company was already addressing such issues through various policies and reports). *See also Caterpillar Inc.* (Mar. 11, 2008); *Wal-Mart Stores, Inc.* (Mar. 10, 2008); *PG&E Corp.* (Mar. 6, 2008); and *Johnson & Johnson* (Feb. 22, 2008), where, in each instance, the Staff found that shareholder proposals requesting the company prepare a global warming report were excludable because the company had already published a report that included information relating to its environmental policies and programs.

The differences between a company's actions and a shareholder proposal are permitted so long as the company's actions sufficiently address the proponent's underlying concern and that the essential objective of the proposal has been addressed. For example, in *Texaco*, the Staff permitted the omission of a proposal that requested the company to subscribe to a specific set of environmental guidelines when the company had already established a compliance disclosure program related to its environmental programs, even though the company's guidelines did not satisfy the inspection, public disclosure or substantive commitments sought in the proposal. In *Exxon Mobil Corp.* (Mar. 17, 2011), the Staff permitted the omission of a proposal where the company's pre-existing policies and procedures achieved the essential objectives of the proposal at issue, despite the disclosures not being as fulsome as the proponent had contemplated and the analysis not rising to the level of detail that the proponent desired.

The Proposal requests that the Company's Board of Directors publish a report on how the Company measures, mitigates, and discloses methane emissions. The essential objectives of the Proposal are that the Company (i) appropriately monitor and mitigate its methane emissions and (ii) incorporate best practices to reduce the environmental impact of methane emissions and increase operational efficiency, reduce energy waste and minimize gas loss, such as those advocated by the U.S. Environmental Protection Agency's Natural Gas STAR program (the "STAR Program") referenced by the Proponents in the recitals.

On May 1, 2012, the Company issued its 2011 Sustainability Report (the "Sustainability Report"), which focuses on environmental, economic and social impact of the Company's operations during 2010 and 2011 and establishes goals for the period 2012-2013. The Company published similar reports for the periods 2007-2008 and 2009, which were released in November 2008 and May 2010, respectively. The Company plans to issue an update to the Sustainability Report in May 2013, with its next full report scheduled for release in May

2014. The Sustainability Report is attached as Exhibit B and is available at http://www.spectraenergy.com/content/documents/Sustainability/2011_Sustainability_Report.pdf. Predecessor reports may be found at http://www.spectraenergy.com/Sustainability/About-this-Report/Previous-Reports.

In the Sustainability Report, the Company describes its approach to climate change and its efforts to reduce its emissions of greenhouse gases, including methane. The Sustainability Report discloses at pages 16-19 and 25:

- the Company's approach to climate change and how it measures the progress of its methane and other greenhouse gas reduction efforts, including the Company's most significant programs to reduce methane and other greenhouse gas emissions;

- the Company's aggregate greenhouse gas footprint, including the total amount of methane emissions in 2009, 2010 and 2011;

- the amount of methane and other greenhouse gas reductions achieved through conservation efforts and initiatives that reduce or avoid methane and other greenhouse gas emissions;

- the Company's ongoing preparation of a study "to more accurately measure [its] methane emissions and better understand the sources of those emissions;" and

- the participation of the Company's U.S. Transmission business in the STAR Program for methane reduction.

The Sustainability Report provides detailed quantitative and qualitative information regarding the Company's efforts to minimize its emissions of methane and other greenhouse gases, including its efforts to study, measure and mitigate methane emissions, as well as a description of its best practice management and its participation in the STAR Program.

Further, in each of the last five years, the Company has completed the questionnaire of the Carbon Disclosure Project ("CDP"), which is referenced in the supporting statement for the Proposal as a "widely accepted format for disclosure," and it is actively engaged in the development of the CDP's 2013 Oil and Gas Module. Indeed, in recognition of its strong approach to climate change disclosure, the Company has been named to the CDP's Global 500 Carbon Disclosure Leadership index in each of the past four years. Similarly the Company was recently named to the S&P Carbon Disclosure Leadership Index. The Company has also identified and reported fugitive and vented emission sources to the Environmental Protection Agency ("EPA") under the EPA's Mandatory Reporting Rule Requirements – Subpart W. This data will be publicly available in early 2013. Finally, the Company's GHG Working Group, whose members include representatives of management in various operational and compliance functions, is charged with evaluating and recommending to senior management specific initiatives to control fugitive methane emissions.

The Company's sustainability reports and existing policies and practices address the Proposal's requests and clearly achieve the essential objectives of the Proposal. As noted above, the Staff has often concurred with the omission of proposals where the company had already published information that compares favorably with the guidelines of the proposal, as well as where the company's actions, although different from a shareholder proposal, sufficiently address the underlying concerns and essential objectives of the Proposal. Accordingly, the Proposal may be omitted under Rule 14a-8(i)(10) as substantially implemented.

II. The Proposal may be excluded based on Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

The Staff has consistently taken the position that a shareholder proposal may be omitted proxy statement under Rule 14a-8(i)(7) if it relates to the company's "ordinary business" operations. In the 1998 Release, the Staff noted that the term "ordinary business" is "rooted in the corporate law concepts providing management with flexibility in directing certain core matters involving the company's business and operations," and "refers to matters that are not necessarily 'ordinary' in the common meaning of the word." The Staff further explained that the general policy underlying the Rule 14a-8(i)(7) exclusion is "to confirm the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders' meeting."

The Commission's guidance for the analysis of ordinary business operations focuses on two key considerations. *See* 1998 Release. First, whether the tasks addressed by the shareholder proposal are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Second, "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholder, as a group, would not be in a position to make an informed judgment." 1998 Release (citing Exchange Act Release No. 12598 (Jul. 7, 1976)). Merely requesting that the registrant prepare a special report will not remove the proposal from the ordinary business grounds for exclusion. The Staff has stated that a proposal requesting the dissemination of report may be excludable under Rule 14a-8(i)(7) if the substance of the report involves a matter of ordinary business of the company. *See* 1983 Release.

The Proposal is directly related to the Company's business operations. Spectra Energy Corp is a leading natural-gas infrastructure company, connecting natural gas supply sources to markets. As a part of its business operations, the Company engages in natural gas gathering, processing, transportation, storage, distribution and sales. The recitals to the Proposal state that methane "is emitted across the value chain during production, processing, transmission, storage and distribution." However, the processes by which the Company makes decisions relating to the mitigation and disclosure of methane emissions, particularly through research and development and use of new technologies, are a day-to-day function of the Company's ongoing operations.

A. *The Proposal is Excludable Because it Relates to Product Research and Development and the Company's Choice of Technologies.*

The Proposal may be omitted by Rule 14a-8(i)(7) as related to the Company's ordinary business operations because it attempts to micro-manage the Company's business with respect to the development of the Company's products, including the choice of technologies used in their preparation. The Staff has consistently recognized that shareholder proposals relating to the complexities of product research, development and testing are incompatible with shareholder action and has permitted their exclusion. *See Marriott International, Inc.* (Mar. 17, 2010); *E.I. du Pont de Nemours & Co.* (Mar. 8, 1991). In *CSX Corp.* (Jan. 24, 2011), a proposal that the company develop a kit that would allow it "to convert the majority of its locomotive fleet to a more efficient system" was excludable as relating to the company's ordinary business. The Staff noted "proposals that concern a company's choice of technologies for use of its operations are generally excludable under Rule 14a-8(i)(7)." *See also WPS Resources Corp.* (Sept. 16, 2001) (proposal requesting, in part, that the company develop new facilities and improve energy efficiency was excludable because the proposal related to "the choice of technologies"); and *Union Pacific Corp.* (Dec. 16, 1996) (proposal requesting a report on the status of research and development of a new safety system for railroads was excludable on the basis that it related to the development and adaptation of "new technology"). In *Applied Digital Solutions, Inc.* (Apr. 25, 2006), a proposal requesting a report on the "harm of the continued sale and use of [radiofrequency identification] chips could have to the public's privacy, personal safety, and financial security" was allowed to be excluded because related to the company's product development.

If the Proposal's resolution is read in context with its introductory clauses, it clear that the Proponents seek to cause that the Company to develop and/or implement new methane emission technologies to mitigate methane emission leakage loss. The Proposal also relates to a specific processes and technology used by the Company in developing its products, particularly residual natural gas. The Company noted in its Annual Report on Form 10-K for the year ended December 31, 2011 that methane constitutes the primary component in "residual natural gas," which results from processing raw natural gas. The Company sells residual natural gas "at market-based prices to marketers and end-users." As a result, the Proposal relates to the Company's decisions regarding how it develops its products and related technologies. The operation and maintenance of natural gas pipelines is an extremely complex process that requires the input of experts and the consideration of various factors, which is a matter for the informed business judgment of management. Further, the considerations involving the choice of methane emission technology are based upon complex business considerations that are outside the knowledge and expertise of shareholders. As a group, the shareholders would not be in a position to make informed judgments regarding particular methane emission technologies that would best suit the needs of the Company and its shareholders. *See CXP Corp.* and *WPS Resources Corp.* Accordingly, we believe that Proposal is excludable under Rule 14a-8(i)(7) as it relates to the Company's development of its products and choice of technologies.

B. *The Proposal is Excludable Because it Addresses Ordinary Business Matters and is Not Limited to a Significant Social Policy Issue.*

It is well established that shareholder proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues ... generally would not be considered to be excludable." 1998 Release. An issue is considered a "significant social policy issue" if it "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote." Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E"). A shareholder proposal that touches upon a significant social policy issue does not necessarily *focus* on such an issue. Rather, the Staff has found that a shareholder proposal is excludable if it does not focus on a significant social policy issue or if it focuses on matters of ordinary business in addition to a significant social policy issue. *See Exxon Mobil Corp.* (Mar. 6, 2012).

While the Staff has not permitted the exclusion of shareholder proposals that relate to a company's ordinary business if the true focus of the proposal is on a significant social policy issue, it has concurred in the exclusion of proposals that cover a significant social policy issue in addition to matters that relate to ordinary business operations. *See PetSmart Inc.* (Mar. 24, 2011) (proposal that requested the board of directors require suppliers to certify that they had not violated certain acts or laws related to animal cruelty was excludable because the scope of laws covered by the proposal was too broad); *J.P. Morgan Chase & Co.* (Mar. 12, 2010) (proposal requesting adoption of a policy prohibiting financing of companies engaged in a particular practice that impacted the environment was excludable because the proposal addressed "matters beyond the environmental impact of J.P. Morgan Chase's project finance decisions").

The Proposal requests a report that would include matters of ordinary business in addition to the environmental impact of the Company's business. The Proposal addresses, for example, "the direct economic impact" of methane leakage and capture, such as increased sales, increasing production performance and reducing economic waste, as well as the impact on workplace safety. Accordingly, the Proposal is not limited to a significant social policy issue—the environment—but also concerns ordinary economic and operational matters pertaining to the Company's business. As a result, the Proposal may be excluded under Rule 14a-8(i)(7).

III. The Proposal may be omitted based on Rule 14a-8(i)(3) because it contains materially false and misleading statements.

The Proposal may be omitted under Rule 14a-8(i)(3) because it includes materially false and misleading statements that would violate the Rule 14a-9 prohibition against such statements in proxy soliciting materials. This standard is met when a shareholder proposal, like the Proposal, contains statements that are materially false and misleading. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). In SLB 14B, the Staff further clarified that "[t]here continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3)," including where "the company demonstrates objectively that a factual statement is materially false or misleading."

The Proposal may be excluded because it includes a series of statements that, when considered as a whole, lead to the materially false and misleading conclusion that the Company does not measure, monitor and disclose its methane emissions or engage in best practice management, thereby needlessly exposing itself to regulatory and economic risks. The Proposal states that "[e]missions are not tightly regulated, measured, monitored, mitigated or disclosed [which has] created a risk to industry, operators and environment alike." It continues: "[r]egulatory risks exists [*sic*] as the EPA . . . encourages best practices through the Natural Gas STAR program." Finally, the Proposal states that Spectra Energy Corp "has a responsibility to implement a program of measurement, mitigation and disclosure."

These statements, when taken as a whole, are materially false and misleading because they plainly seek to assert that the Company is not engaging in the practices being advocated. In fact, not only does the Company regularly measure, monitor and disclose its methane emissions, it is a participant in the STAR Program, the very program that the Proposal references favorably. Insofar as the statements create a contrary picture of the Company's initiatives, the Proposal is materially false and misleading and may be omitted from the 2013 Proxy Materials.

* * * * *

For the foregoing reasons, the Company believes it may properly exclude the Proposal from the 2013 Proxy Materials under Exchange Act Rules 14a-8(i)(10), 14a-8(i)(7) and 14a-8(i)(3). Accordingly, the Company respectfully requests that the Staff not recommend enforcement action to the Commission if the Company omits the Proposal from its 2013 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. The Proponents are requested to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (713) 627-5522.

Very truly yours,



Reginald D. Hedgebeth

cc: Natasha Lamb, Trillium Asset Management, LLC
Jeffrey Perkins, Friends Fiduciary Corporation
Sister Henry Marie Zimmermann, Benedictine Sisters of Virginia
Sonia Kwal, Zevin Asset Management, LLC

Exhibit A

Letters from the Proponents received by the Company on
November 19, 2012 and November 20, 2012



Investing for a Better World® Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

November 20, 2012

Corporate Secretary
Spectra Energy Corporation
5400 Westheimer Court
Houston, TX 77056

Dear Corporate Secretary:

Trillium Asset Management LLC. ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $975 million for institutional and individual clients.

I am hereby authorized to notify you of our intention to lead file the enclosed shareholder resolution with Spectra Energy Corp on behalf of our clients The Sierra Club Foundation and Paul Katz. We expect co-filers as well. Trillium submits this shareholder proposal for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, The Sierra Club Foundation and Paul Katz each hold more than $2,000 of Spectra Energy Corp common stock, acquired more than one year prior to today's date and held continuously for that time. Our clients will remain invested in this position continuously through the date of the 2013 annual meeting. Documentation of ownership from their custodians will be provided under separate cover. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

The concerns expressed in the proposal are also shared by our client, The Rouse Foundation, who fully support the shareholder proposal.

We would welcome discussion with Spectra Energy Corp about the contents of our proposal.

Please direct any communications to me at (978) 578-4123, Trillium Asset Management, 711 Atlantic Ave., Boston, MA 02111; or via email at nlamb@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Natasha Lamb
Senior, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

Cc: Gregory L. Ebel, President and Chief Executive Officer

Enclosures



FUGITIVE METHANE EMISSIONS REPORT

WHEREAS:

Natural gas development has been publicized for its superior environmental profile; fugitive methane emissions in the oil and gas sector represent one of the most rapidly growing sources of anthropogenic methane emissions in the US, contributing 20 percent of short-term global warming impact. The promise of natural gas as a bridge fuel to a more sustainable energy future is under question given the high short-term climate impact. The Intergovernmental Panel on Climate Change estimates that methane has 25x the impact on temperature as CO_2 over a 100 year period and 72x the impact over a 20 year period.

Methane is the primary component of natural gas and is emitted across the value chain during production, processing, transmission, storage, and distribution. Emissions are not tightly regulated, measured, monitored, mitigated, or disclosed. Industry inattention has created a risk to industry, operators, and environment alike. Studies from Cornell and the University of Colorado estimate highly varied methane leakage rates as a percentage of production, creating uncertainty and garnering attention from Forbes and The New York Times. Regulatory risk exists as the EPA looks to limit emissions through rules such as The New Source Performance Standards requiring green completions by 2015, and encourages best practice through the Natural Gas STAR program. The International Energy Agency highlights the risk of failing to implement best practice measurement and disclosure in their 2012 report "The Golden Age of Natural Gas."

We believe Spectra Energy's social license to operate is at risk and the company has a responsibility to implement a program of measurement, mitigation, and disclosure. We recognize some operations may incorporate best practice management; however, the risk of leaks at high growth or select geographies can negate best practices elsewhere.

Methane leakage has a direct economic impact on Spectra Energy as lost gas is not available for sale, whereas natural gas captured through control processes can be sold in the market, generating positive returns.

Spectra Energy has an opportunity to display leadership, as the company has in prior environmental disclosures. Significant reductions in methane emissions are possible using new technologies with positive return on investment. Benefits include worker safety improvements, maximizing available energy resources, reducing economic waste, protecting human health, and reducing environmental impacts. Upgrading production assets may also improve performance, making assets more robust and less susceptible to upsets and downtime.

RESOLVED:

Shareholders request that the Board of Directors publish a report (by October 2013, at reasonable cost, and omitting proprietary information) for investors on how Spectra Energy is measuring, mitigating, and disclosing methane emissions.

SUPPORTING STATEMENT:

The Carbon Disclosure Project's 2013 Oil and Gas Supplement will include a questionnaire on methane emissions, presenting widely accepted format for disclosure. We believe a report adequate for investors to assess the company's strategy would include methane leakage rate as a percentage of production, how the company is measuring and mitigating emissions, best practices, worst performing assets, risk mitigation, and environmental impact.

FRIENDS FIDUCIARY

CORPORATION

TELEPHONE
215 / 241 7272

1650 ARCH STREET / SUITE 1904
PHILADELPHIA, PA 19103

FACSIMILE
215 / 241 7871

November 20, 2012

VIA OVERNIGHT MAIL

Corporate Secretary
Spectra Energy
5400 Westheimer Court
Houston, TX 77056

Dear Corporate Secretary:

On behalf of Friends Fiduciary Corporation, I write to give notice that pursuant to the 2012 proxy statement of Spectra Energy and Rule 14a-8 under the Securities Exchange Act of 1934, Friends Fiduciary intends to co-file the attached proposal with lead filer, Trillium Asset Management LLC at the 2013 annual meeting of shareholders.

A representative of the filers will attend the shareholder meeting to move the resolution. We look forward to meaningful dialogue with your company on the issues raised in this proposal. Please note that the contact person for this resolution will be: Natasha Lamb, Trillium Asset Management. Her phone number is 978-578-4123and her email address is nlamb@trilliuminvest.com.

Friends Fiduciary owns more than14,200 shares of the voting common stock of the Company. We have held the required number of shares for over one year as of the filing date. As verification, we have enclosed a letter from US Bank, our portfolio custodian and holder of record, attesting to this fact. We intend to hold at least the minimum required market value through the date of the Annual Meeting.

Sincerely,



Jeffery Perkins
Executive Director

Enclosures

cc: Natasha Lamb, Trillium Asset Management, LLC

Benedictine Sisters of Virginia
9535 Linton Hall Road
Bristow, Virginia 20136-1217
703 361-0106

November 19, 2012

Patricia M. Rice
Corporate Secretary
Spectra Energy Corp.
5400 Westheimer Court
Houston, Texas 77056

Emailed: trice@spectraenergy.com

Dear Ms. Rice:

I am writing you on behalf of the Benedictine Sisters of Virginia to co-file the stockholder resolution on the Fugitive Methane Emissions Report. In brief, the proposal states: RESOLVED: Shareholders request that the Board of Directors publish a report (by October 2013, at reasonable cost, and omitting proprietary information) for investors on how Spectra Energy is measuring, mitigating, and disclosing methane emissions.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Trillium Asset Management Corporation. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 2000 shares of Spectra Energy Corp. stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be Natasha Lamb of the Trillium Asset Management Corporation at 979-578-4123 or at NLamb@trilliuminvest.com .Natasha Lamb as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Sister Henry Marie Zimmermann, OSB
Assistant Secretary

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 20, 2012

Trish Rice
Corporate Secretary
Spectra Energy Corp
5400 Westheimer Court
Houston, Texas 77056

RE: Fugitive Methane Emissions

Dear Ms Rice:

Enclosed please find our letter co-filing a shareholder proposal to be included in the proxy statement of Spectra Energy (the "Company") for its 2013 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are co-filing on behalf of one of our clients, the Howard R. Webber Trust (the Proponent), who has continuously held, for at least one year of the date hereof, more than $2,000 of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank, UBS Financial Services Inc, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2013 annual meeting of stockholders.

Zevin Asset Management is a co- filer for this proposal, the lead filer is Trillium Asset Management. A representative of the filers will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,



Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management

50 Congress Street, Suite 1040, Boston, MA 02109 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

Exhibit B
Sustainability Report



What's Important to You is Important to Us

2011 Sustainability Report

Spectra Energy

About This Report

Contact
For information about this report, the content of our website, Spectra Energy's sustainability initiatives, or to provide feedback, please contact Su-Lin Jaaskelainen or Joanne Howard at sustainability@spectraenergy.com.

On The Cover
The employee on the cover, Joe Bierer, is a Station Attendant at Uniontown Compressor Station in Pennsylvania and has been with Spectra Energy for 32 years.



Scanning a QR (Quick Response) code with your mobile device can easily direct you to a website.

First, you will need to download a QR code app on your mobile device:

1. Go to the app function on your mobile device and search for a QR code reader. There are many choices for free QR code readers.
2. Download the app of your choice.
3. Once downloaded, use your mobile device to scan a QR code. You will be directed to the website associated with the QR code.

This report largely focuses on our economic, social and environmental performance during 2010 and 2011 and establishes goals for the period 2012–2013. We account for our operated assets only, which exclude our non-operated joint venture, DCP Midstream, and our jointly operated Gulfstream Natural Gas System and Southeast Supply Header. Since our 2009 report we have acquired Bobcat Gas Storage in Louisiana, a salt cavern natural gas storage facility with up to 19.8 billion cubic feet of working capacity. Through our Master Limited Partnership, Spectra Energy Partners, we also have acquired the Big Sandy Pipeline.

Our reporting conforms to generally accepted standards, including the Global Reporting Initiative (GRI). A brief index to select GRI indicators is located on page 26 of this report, and a detailed GRI index and other information is available on our website. GRI has confirmed this report meets the requirements of GRI 3.1 Application Level B.

We have adopted reporting principles for public disclosure, which are: *transparency, consistency, completeness, accuracy* and *relevancy*. These principles are reviewed each reporting cycle, and expectations are continuously improved against each principle. For more information regarding our principles, please view our online sustainability report.

We consider several external and internal factors to determine what to report, including those:

- Raised by stakeholders;
- Reported in our industry and relevant to Spectra Energy;
- Required by law and regulations in the areas where we work and voluntary agreements in which Spectra Energy is a participant;
- Related to upholding our values, policies and commitments;
- Representing significant risks to the organization; and
- Enabling our success as well as our contribution to a sustainable future.



Global Reporting Initiative

Statement
GRI Application Level Check

B
GRI REPORT
GRI CHECKED

Contents







Spectra Energy At A Glance



Su-Lin Jaaskelainen, *Director, Sustainability* and **Joanne Howard,** *Manager, Sustainability*

"At Spectra Energy, we embrace corporate responsibility. Our commitment helps ensure that we make sustainable choices every day that meet, and in many cases, exceed our stakeholders' expectations and deliver long-term value. This ties to the theme of this year's report, *What's Important to You is Important to Us* and highlights how we engage with all our stakeholders and pursue a healthy balance of economic, social and environmental practices."

About Spectra Energy

Spectra Energy Corp (NYSE: SE), a *FORTUNE* 500 company, is one of North America's premier natural gas infrastructure companies serving three key links in the natural gas value chain: gathering and processing, transmission and storage, and distribution. For more than a century, Spectra Energy and our predecessor companies have connected critical natural gas supply sources to premium markets through pipelines and related infrastructure.

We are based in Houston, Texas, with operations in the United States and Canada that include 5,540 employees, approximately 19,300 miles of transmission pipeline, more than 300 billion cubic feet of storage, as well as natural gas gathering and processing, natural gas liquids operations and local distribution assets. We have a 50 percent ownership in DCP Midstream, one of the largest natural gas gatherers and processors in the United States.

Our U.S. Transmission business provides transportation and storage of natural gas in the northeastern and southeastern United States and in the Maritime Provinces in Canada. In western Canada, our transmission and processing business segment provides natural gas gathering and processing services in British Columbia and Alberta and transports processed natural gas to North American markets. Union Gas, our natural gas storage, transmission and distribution company, provides natural gas to homes, businesses and industries in Ontario, Canada, and stores and transports natural gas for other utilities and companies in Ontario, Quebec and the central and eastern United States.

Sustainability at Spectra Energy

For Spectra Energy, sustainability means providing natural gas infrastructure services to meet North America's energy needs in a way that is economically, environmentally and socially responsible.

Our sustainability commitments are essential to meeting our business objective of delivering superior value to all our key stakeholders. To accomplish that objective, we are focused on:

- Delivering on our financial commitments;
- Developing new opportunities and executing expansion plans;
- Strengthening our high-performance culture by reinforcing our priorities of safety and employee engagement; and
- Solidifying our position as an Advisor, Partner, Supplier, Employer and Investment Opportunity of Choice.

Our approach to sustainability is integral to our decision-making and our business strategy, underpinning our focus on being responsive to customer needs; reducing risk; attracting, motivating and retaining talent; and bringing tangible value, such as jobs, to the communities we serve.

Through our commitment to sustainability, we can meet, and in many cases exceed, our stakeholders' expectations and become the Company of Choice.

Six Commitments of Sustainability

1. Superior Economic Results
2. Strong Governance and Ethics
3. Safe, Reliable, Responsible Operations
4. Respect the Environment
5. **Value our People**
6. **Support our Communities**

Our Operated and Jointly-Operated Assets


Western Canada Operations
CALGARY
Union Gas
Maritimes & Northeast
Algonquin
CHATHAM
Steckman Ridge
Texas Eastern
Big Sandy
Saltville
East Tennessee
Market Hub Partners
Bobcat
Southeast Supply Header
HOUSTON
Gulfstream

- ★ Corporate Headquarters
- ○ Major Office Location
- Natural Gas Storage
- Natural Gas Liquids (NGL) Pipeline
- Union Gas Distribution Service Area
- △ Western Canada Processing Plant

Focusing On What's Important

Dear Stakeholders,

This year our annual report and sustainability report share a common theme: *What's Important to You.*

Our reports are linked because of the direct connection between sustainable practices and the success of our business. We know that we succeed and thrive by achieving the right balance among economic, environmental and social considerations critical to stakeholders like you.

Most important to us, of course, is the safety of our employees and the public we serve. Despite realizing one of our best years ever in terms of employee safety, sadly we had three contractors working for us lose their lives. That is unacceptable to our company, and we know it is to you as well. We have reinforced contractor safety management and training programs across our organization, and we honor the memory of our late colleagues by recommitting ourselves to keeping one another safe at all times and striving to realize our zero incident goal.

The integrity of North America's natural gas pipeline system is important to our industry and stakeholders. Spectra Energy actively supported the Pipeline Safety, Regulatory Certainty and Job Creation Act, which was signed into law in early 2012. We're confident this legislation will further ensure the safety of natural gas infrastructure. We're proud of the role we played in advocating on its behalf, both as Spectra Energy and as part of industry groups like the Interstate Natural Gas Association of America, which Spectra Energy has the honor of chairing this year.

Our commitment to sustainability is inextricably tied to our goal of being the supplier of choice for customers, the Employer of Choice for individuals, the Advisor of Choice for governments and regulators, the Partner of Choice for communities and the Investment Opportunity of Choice for investors. We have clear metrics that guide our efforts and measure our progress on each of those criteria. You'll learn more in the pages that follow and have the chance to review our sustainability scorecard. We track and report our progress in an open and transparent manner.

While we embrace continuous improvement and see ample room to raise the bar, we're pleased with the progress we're making in key areas. We've made noteworthy strides in improving reliability, customer responsiveness and delivering projects into service on time and within budget. Our stakeholder outreach program has been commended as an industry model, and our work on that front has helped us obtain the necessary permits for our expansion efforts, develop robust crisis management plans and ensure that the interests of Spectra Energy and our stakeholders are well represented in the public policy arena. We continue our strong track record of delivering earnings and dividend growth critical to investors, and 2011 was a record year for us in terms of net income.

Our more than 5,500 employees are the driving force behind our sustainability focus. They're steadfastly committed to our goals and champion them daily in their work, decision-making and interactions with stakeholders. Their generous spirit is evident in their community involvement, volunteerism and charitable giving. I'm especially pleased to report a 28 percent increase in volunteer hours in 2011, as well as record donations of $3.1 million to United Way campaigns in the United States and Canada.

While we're playing our part in bringing clean, lower carbon natural gas to market, we're also working to minimize our environmental footprint as we grow our business. We saw progress in reducing our operational impacts and played an important role in helping our Union Gas customers reduce their energy use. We're also strengthening our environmental performance reporting so that we can better benchmark our progress and further minimize the environmental effects of our operations.

We're making steady progress across the board, from being a leader in diversity and inclusion to being named to both the Dow Jones Sustainability World and North American Indexes, *CR Magazine's* 100 Best Corporate Citizens list and leading the energy sector on the Carbon Disclosure Project Leadership Index, S&P 500.

We're especially honored to be named one of the World's Most Ethical Companies for 2012 by the Ethisphere Institute, which recognizes demonstrated leadership in business practices, a strong ethics and compliance culture and corporate social responsibility. Those are meaningful attributes to which our entire team is committed.

Thank you for your interest in Spectra Energy's sustainability performance. We look forward to continuing the dialogue and having more good news to share with you in the future.



Gregory L. Ebel
president and chief executive officer





Gregory L. Ebel



Scan to view video address.

Stakeholder Engagement

OUR PRINCIPLES

Meaningful Engagement with Our Stakeholders

We will:

- Be respectful of all stakeholders;
- Engage with those affected by our business;
- Consider stakeholder-identified issues in our decisions;
- Communicate in a timely and accurate manner; and
- Be transparent.

OUR STAKEHOLDERS

- Investors
- Customers
- Communities
- Employees
- Suppliers and Contractors
- Government

OUR COMMITMENTS

Our commitments to Sustainability reflect our stakeholder expectations

- Deliver superior results
- Ensure strong governance and ethics
- Operate safely and reliably
- Respect the environment
- Value our people
- Support our communities

OUR PERFORMANCE

When we meet or exceed expectations, we become the Company of Choice for our stakeholders.

Employees

What's important to you

Our 5,540 employees are our most important assets and ambassadors for our company.

Our employees expect a safe work environment, challenging work, professional development, and competitive compensation and benefits. They tell us that they are engaged because they are empowered to make decisions and perform meaningful work, and they appreciate our commitment to integrity, social responsibility and employee well-being.

We engage our employees through our open-door policy, one-on-one interactions, employee meetings, employee surveys and social media.

is important to us.

In response to our employees, in 2010–2011, we:

- Strengthened our workforce planning and employee development programs.
- Provided our employees with professional training, including a program to prepare them to be ambassadors for our company and industry.
- Improved our health and wellness programs and enhanced our flexible working options.
- Celebrated employee support and volunteerism as one of our priorities for corporate philanthropy.

Customers

What's important to you

Spectra Energy moves over 4.3 trillion British thermal units (TBtu) of natural gas reliably and responsibly each year to more than 1.4 million customers.

Our customers expect safe, reliable, cost-effective natural gas services responsive to their needs. They expect on-time and on-budget projects coupled with responsible environmental performance and community involvement.

We engage our customers through personal meetings and customer surveys and by working with industry to address issues that are important to them. We partner with our customers to promote and build new natural gas infrastructure projects and work with them to conserve natural gas through energy management programs.

is important to us.

In response to our customers, in 2010–2011, we:

- Placed 11 new infrastructure projects into service.
- Invested approximately $700 million each year in maintenance capital to ensure our assets operate at the highest standards of safety, efficiency, reliability and customer service.
- Delivered 99 percent reliability across our assets.
- Conserved customers' use of natural gas in 2010 by 121 million cubic meters through energy management programs.

Investors

What's important to you

Our purpose is to create superior, long-term value for our investors, customers, employees and communities by providing natural gas infrastructure and services.

Our shareholders expect competitive total shareholder returns, responsible corporate strategy execution, ethical behavior and transparent reporting delivered by a capable management team.

We engage with our investors through face-to-face meetings, quarterly financial teleconferences and reports, our annual shareholder meeting, webcasts, and our annual and sustainability reports.

is important to us.

In response to our investors, in 2010–2011, we:

- Surpassed our 2011 financial commitments.
- Exceeded our targeted 10–12 percent aggregate return on capital employed for our expansion projects.
- Were named to the Dow Jones Sustainability World Index for the second consecutive year and named to the Dow Jones North America Sustainability Index for the fourth consecutive year.
- Ranked first in the energy sector in the 2011 S&P 500 Carbon Disclosure Project Leadership Index.
- Increased the annual dividend for 2012 by almost 8 percent, to $1.12 per share.



Scan for more information on Stakeholder Engagement at Spectra Energy.



Q&A with Susan Waller, *vice president, stakeholder outreach*

How does Spectra Energy know what is important to its stakeholders?

We engage with stakeholders affected by our business to learn what is important to them. We develop relationships with our neighbors where we work and live by listening to concerns and then taking appropriate action.

Why is stakeholder feedback important to Spectra Energy?

Engaging with stakeholders allows us to see potential issues through a different lens, which in turn provides us with the opportunity to reach viable solutions more effectively. Feedback from stakeholders helps us deliver the right solutions and the right responses to ensure public safety, provide reliable and responsible operations, and maintain stakeholders' trust.

What are Spectra Energy and the industry doing in stakeholder engagement through the Interstate Natural Gas Association of America (INGAA)?

Our CEO, Greg Ebel, is INGAA's chairman this year and is guiding INGAA's leadership role in many areas, including pipeline safety. INGAA and its members have committed to a series of voluntary steps to improve an already strong pipeline safety record. One of our five guiding principles is "We will engage our stakeholders – from the local community to the national level – so they understand and can participate in reducing risk."

As chairman of INGAA's Stakeholder Engagement and Outreach committee, I uphold our priorities of effective, two-way communications and actively promote land use planning and development near transmission pipelines.

Communities

What's important to you

The communities in which we are proud to live and work award us our license to operate.

Our communities care about a strong commitment to public safety and safe operations, involvement with local initiatives, and employment opportunities that contribute local wages and taxes.

We engage with our communities by listening to and getting to know our neighbors through public meetings and informal discussions. We contribute to our communities through active volunteerism and spirited giving. We also partner with local officials and emergency responders to further enhance pipeline safety.

is important to us.

In response to our communities, in 2010–2011, we:

- Provided economic benefits through jobs and the purchase of goods and services.
- Invested $10.6 million in philanthropic programs, including 31,800 hours of employee volunteerism.
- Led industry collaboration with public officials to improve public awareness of pipelines and encourage risk-informed decision-making.
- Proactively expanded our risk management practices across our entire transmission system.

Government Officials & Regulators

What's important to you

We work with government officials and regulators to encourage energy, environmental and economic policies that support investment in clean, safe and domestically produced natural gas. Such investment fuels economic growth in North America.

Our government officials and regulators expect us to have safe, cost effective operations that comply with all regulations, robust stakeholder outreach programs, and thoughtful participation in public policy debates.

We engage with government officials and regulators through face-to-face meetings, involvement in industry groups and tours of our facilities. We provide constructive observations and information that is helpful in developing sound policies.

is important to us.

In 2010–2011, we worked with government officials and regulators to:

- Implement an effective policy to improve pipeline safety, known as the Pipeline Safety, Regulatory Certainty and Job Creation Act of 2011.
- Provide public policy leadership.
- Educate them about our business through one-on-one meetings, speaking engagements and tours of our facilities.
- Demonstrate industry leadership through safety and compliance in our own projects and operations and facilitating ongoing industry dialogue with first responders.

Suppliers & Contractors

What's important to you

We invest about $2 billion each year with over 39,000 suppliers and contractors. Their products and services, provided in a responsible manner, contribute to our success.

Our suppliers and contractors expect safe working conditions, ethical and fair trade practices, timely payment and opportunities to grow their business.

We engage our suppliers and contractors through selection and contracting processes and an active network of supply chain professionals. Where possible, we use local suppliers and contractors, contributing to the local economy.

is important to us.

In response to our suppliers and contractors, in 2010–2011, we:

- Committed to achieving best-in-class supply chain performance, which will result in stronger relationships and greater efficiencies.
- Provided training programs to assist our contractors in meeting our Environmental, Health and Safety standards and expectations.
- Worked with our contractors in innovative ways to create opportunities for Aboriginal communities.

Working with Emergency Responders

In 2011, Spectra Energy hosted an industry-leading event, "Energy Emergencies: What's Next in Response Planning?" The event served as a forum for industry representatives, federal regulators and emergency responders to discuss ways to work together to prepare for hazardous incidents and coordinate responses should an incident occur. Spectra Energy is the first interstate pipeline company to organize an across-the-industry summit that brought a wide spectrum of responders, personnel from multiple companies and agency representatives into a room together.

"The most important aspect of pipeline emergency preparedness and response is communication and cooperation. There is no substitute for establishing positive working relationships before emergencies occur. Spectra Energy's forum brought pipeline operators, emergency responders and regulators together to walk in each other's shoes and take steps to promote consensus response plans. Establishing positive working relationships before an incident helps us react during one. The forum helped us do that."

Lanny Armstrong
Fire Chief, City of Pasadena, Texas Fire Department

Addressing What's Important

Natural Gas – North America's Fuel of Choice

Natural gas stands ready as North America's 21st century fuel of choice – domestically abundant, affordable and clean. And it contributes to our economic, environmental and energy security goals.

Our ability to realize the tremendous benefits of natural gas comes to us through scientific and technological innovation. Today, with advances in hydraulic fracturing and horizontal drilling, natural gas producers are able to access supply reserves from unconventional shale and tight sands formations which had previously been difficult and prohibitively costly to access.

Conservative estimates now point to 100-plus years of natural gas supply in North America. As a result, demand is on the rise, requiring an investment in natural gas facility expansions that could total more than $200 billion by 2030. That investment will support an average of 103,000 jobs per year through 2035, which, in turn, will generate more than $170 billion in labor income.

The growing abundance of accessible, economically viable natural gas is a key contributor to another important North American quest – domestic energy security. The United States is the closest it has been in nearly 20 years to achieving energy self-sufficiency, increasing the proportion of demand met by domestic sources over the last six years to an estimated 81 percent in 2011. Using domestic natural gas to replace energy imports limits our exposure to geopolitical risk and volatility.

However, natural gas' significant opportunities are accompanied by challenges. There are some who are concerned that modern production techniques could harm the environment and endanger public health. Regrettably, several recent high-profile incidents have further elevated concerns about natural gas exploration and transportation.

Our industry must continue its long record of responsible resource development – and find ways to instill and improve best practices, learn from one another and be open and forthright in our interactions with stakeholders, regulators and the communities in which we operate. We must bolster public trust by involving all stakeholders in the development process and by responsibly producing new natural gas resources. We must work with legislators and regulators in support of productive policy approaches that enable energy solutions. And we must operate our existing assets and build new infrastructure to the highest safety, environmental and operational standards.

While serious transmission pipeline incidents involving the public are declining, even one is unacceptable. Therefore, industry organizations, such as the Interstate Natural Gas Association of America (INGAA) and the Canadian Energy Pipeline Association (CEPA) are collaborating with government, industry and other stakeholders to further improve pipeline safety. The industry also is working successfully with legislators and regulators to implement policy solutions that benefit all stakeholders.

Dawson Processing Plant



Spectra Energy is constructing a 200 million cubic feet per day (MMcf/d) natural gas processing plant west of Dawson Creek, British Columbia in two phases. The project is scheduled for construction completion and full operation by early 2013.

As a result of community concerns expressed at public hearings for the plant in late 2010, we created a Community Advisory Group as a comfortable forum for the community and company to share information, discuss concerns and seek mutually acceptable solutions. Aided by an independent facilitator, the group meets twice a year through the life of the project.

The group's discussions already have led to resolution of some community concerns. Road safety during the construction phase was a major concern. We cleared trees blocking visibility near a heavily traveled intersection, spent over $110,000 on maintenance and dust control for the four-mile stretch of public gravel road that plant construction vehicles use to access the site, and incorporated community concerns into the traffic management plan.

Stakeholders also were concerned about emergency response time in case of an incident. We invited the community to learn more about our incident command systems training during a tabletop exercise.



Scan for more information.

Spectra Energy's Commitments

Spectra Energy respects each stakeholder's opinion and strives to turn stakeholder concerns – when they arise – into understanding. We work closely with our customers and local communities as we develop projects. Before we begin any substantive work on a project, we identify and reach out to stakeholders who may be affected by the project's activities. Engaging municipalities, emergency responders, community agencies and others provides us with a greater understanding of our local communities' issues and expectations. The Community Advisory Group that teamed with us while we developed the Dawson Creek, British Columbia, Processing Plant exemplifies our commitment to collaboration with our neighbors.

Stakeholder concerns are important to us, even when they extend beyond the parameters of our business. We recognize that some of our stakeholders have questions about unconventional gas development and the innovative uses of existing technologies – including hydraulic fracturing and horizontal directional drilling. While Spectra Energy is not a natural gas producer, safe and environmentally responsible development of North American natural gas is nevertheless critical to our business. Public concerns around resource development must be addressed thoughtfully and openly. We support greater disclosure and reinforced drilling practices, both voluntarily and through strengthened state regulations that reflect local geologic and hydrologic characteristics.

The natural gas industry has made tremendous strides on the technology front, not only in the affordable development of significant natural gas reserves, but also in increased efficiency, advances in the deployment of infrastructure, and notable gains in reducing emissions and the overall environmental impact of our operations. We are confident that technological advances will continue to serve our public well.

At Spectra Energy, safety is our top priority – from the protection of employees and contractors to the operation of our pipelines. Our safe and reliable operations are supported by an approximate $700 million annual investment in pipeline asset integrity, maintenance and system reliability programs. We work closely with local, state, provincial and federal agencies to ensure our facilities meet or exceed regulatory requirements for pipeline safety. We also maintain a highly skilled workforce that receives ongoing safety and emergency response training.

Our commitment to safety extends beyond our company to our safety leadership in industry groups such as INGAA and CEPA. In May 2012, Doug Bloom, president of our Western Canada operations, will assume the role of Chairman for CEPA. From October 2011 to September 2012, Spectra Energy's president and CEO, Greg Ebel, is serving as chairman of INGAA. All members of INGAA are committed to a safety culture in which every person in each pipeline company shares the goal of zero safety incidents. Also, our vice president of asset integrity is leading INGAA's Integrity Management Continuous Improvement efforts.

As we look forward to the increasingly essential role that natural gas will play in North America's energy future, Spectra Energy is focused on leading our industry in safety and reliability, customer responsiveness and profitability. We plan to invest $15 billion in new infrastructure by the end of the decade and to continue providing leadership on key policy issues. And we are committed to being a good neighbor for our communities.



Q&A with **Andy Drake,**
vice president of asset integrity

Why has pipeline safety emerged as a serious concern?

We've always been serious about pipeline safety, but public awareness has been heightened by some well publicized pipeline incidents. One was the catastrophic San Bruno pipeline failure in California. While not a Spectra Energy pipeline incident, it's fair to say that the event shook the public's trust in overall pipeline safety. The San Bruno incident underlined the importance of effective integrity management programs for the entire industry.

What is Spectra Energy doing to rebuild public confidence in pipeline infrastructure?

Nothing speaks louder than performance. I've recently taken the helm of Spectra Energy's newly formed Asset Integrity Department. We work to ensure safe operations by developing and following practices that meet or exceed compliance with safety-related laws and regulations that govern interstate pipelines. We continuously analyze our assets and practices to identify potential opportunities to further enhance safety. By operating safely, we earn trust.

How are you, as a company, engaging with stakeholders on pipeline safety?

We make an explicit effort to be active in industry activities and to be transparent. We listen to our stakeholders and do our best to address their concerns. Our engagement includes meeting with emergency responders to establish contacts, share best practices and deepen relationships. We also meet with legislators, regulators and public advocacy groups who want to learn about our company. At the community level, we hold open forums in neighborhoods where we have assets or development plans, as well as work with planners to ensure safe development near our pipelines. We ultimately strive to ensure that stakeholders understand and have confidence in our efforts and our commitment to managing pipeline safety.

Sustainability Performance Scorecard

WHAT WE SAID/WHAT WE DID

Economic Performance

Deliver on financial and capital project commitments

- We achieved record net income of $1.2 billion, a 13% increase over 2010, and earnings per share of $1.81 in 2011. We also increased the annual dividend for 2012 by almost 8%, to $1.12 per share.
- We placed six expansion projects into service.

Strengthen relationships with key stakeholders by continuously improving engagement and communications

- We engaged with regulators, emergency responders and industry groups, like INGAA and CEPA, to improve awareness for pipeline safety.
- We engaged with government officials across North America on climate change and the benefits of natural gas to the economy and the environment.

Implement Supply Chain Excellence (SCE) program to improve supplier relationships, strategic sourcing, sustainability and enhanced technology

- Through SCE, we improved supplier relationships, realized $19 million in benefits through strategic sourcing, and implemented enterprise-wide systems and processes.

Continuously improve performance in the Dow Jones Sustainability Index (DJSI) and Carbon Disclosure Leadership Index (CDLI)

- We were named to the DJSI World and North America Indexes and ranked first in the energy sector in the U.S. S&P 500 CDLI in 2010 and 2011, with improvements in both rankings.

Governance

Maintain strong corporate governance systems

- We strengthened governance of our EHS and sustainability efforts by assigning oversight responsibility to the Finance and Risk Management Committee of our Board of Directors.
- Our "declassifying" policy was enacted in 2010. We now require a shareholder vote for annual election of all board members.
- Management recommends revising the Certificate of Incorporation to implement a majority vote standard in uncontested director elections in our 2012 proxy. Assuming shareholder approval at the May 1, 2012 shareholder meeting, the Board will implement a majority vote standard for director elections.
- We conduct an annual review of our Code of Business Ethics. It was revised and reissued in 2011 and further updated in 2012.

Conduct independent, third-party review of ethics and compliance programs

- An independent review of our ethics and compliance and Federal Energy Regulatory Commission (FERC) compliance programs concluded that each meets the elements of an effective compliance program.

Implement enhanced ethics and compliance training

- In 2011, 100% of our employees and contractors completed compliance training. During Compliance Week, we conducted comprehensive, live training sessions for 1,300 members of our workforce; all others completed training online.

Operations

Continuously improve safety performance, targeting at least 10% recordable incident improvement for employees and contractors

- Sadly, we had three contractor fatalities over the period 2010–2011. Rigorous investigations and lessons learned from these tragic incidents have been completed and shared.
- Total workforce safety performance improved 33% in 2011 compared to 2009 as measured by contractor and employee total incident frequency.

Implement Contractor Safety Management programs across Spectra Energy

- We implemented contractor safety management and training programs company-wide.
- Contractor total incident frequency improved by 14% in 2011 compared to 2009.

Implement Operations Performance Assurance (OPA) framework company-wide, incorporating discretionary maintenance spend and EHS management system

- We adopted OPA company-wide in 2010, focusing on governance, compliance requirements, risk assessment, operational controls, measurement and audit, lessons learned and management review. All businesses are assessing their operations against OPA expectations.

Continuously improve customer satisfaction levels by focusing on reliability and customer responsiveness

- Our 2011 reliability performance of 99.7% exceeded the top quartile of 99.3%. Our line break frequency of 3.71 is a 17% improvement over 2010.
- Union Gas achieved 90% first call resolution in 2011, which exceeded our goal of 88% and equaled our planned 2012 target.
- Over 98% of all U.S. Transmission contracts were renewed on our Texas Eastern Transmission, LP and Algonquin Gas Transmission pipeline systems.

NEXT STEPS

Economic Performance

- Deliver on financial and capital commitments.
- Continue to provide industry leadership in improving pipeline safety.
- Continuously improve project execution toward best-in-class performance.
- Continue advancements in supply chain excellence toward best-in-class performance.
- Maintain leadership positions on the DJSI and U.S. S&P 500 CDLI.

Governance

- Continue to maintain strong corporate governance systems.
- Further advance the culture of compliance by adopting compliance goals in the operations management scorecard.
- Continue to improve compliance training, communications and integration into the business.
- Evaluate the adoption of a supplier code of conduct.

Operations

- Improve safety performance, targeting at least 10% recordable incident improvement for employees and contractors as a step towards our ultimate goal of zero incidents.
- Enhance Safety Culture, focusing on recognition of employee safety accomplishments company-wide.
- Develop and implement comprehensive Driving Safety Standards across the organization.
- Continue commitment to Asset Integrity by improving operational effectiveness, enhancing risk management practices and scorecard monitoring.
- Assess design and implementation effectiveness of each business unit's operations management systems against the OPA Framework.
- Improve customer satisfaction and reliability by maintaining transmission and processing plant reliability performance.

Scan to learn more about Spectra Energy's Sustainability Performance Scorecard.



Environment

Develop metrics for environmental footprint and energy efficiency while continuing to improve performance reporting

- We developed energy efficiency metrics company-wide for natural gas transmission facilities, fleets and buildings.
- Performance reporting improved through incorporation of emissions data from acquisitions and verification of select Canadian greenhouse gas emissions.

Extend environmental performance requirements to contractors and suppliers

- We incorporated environmental compliance requirements into select contractor and supplier contracts in 2010.

Conduct pilot waste minimization projects to evaluate waste reduction opportunities

- We conducted waste minimization assessments in 2010, identifying opportunities for recycling and reduction of hazardous waste at three facilities. These assessments led to improved waste management and recycling practices at additional facilities in 2011.

Continue to develop projects and customer-focused programs that reduce greenhouse gas (GHG) emissions

- We reduced or avoided more than 4.3 million metric tons of GHG emissions from 2007 to 2010 by reducing methane emissions, implementing energy management programs for customers, and operating seven carbon capture and storage facilities.

Continue to assess the Fort Nelson Carbon Capture and Storage (CCS) project to determine the feasibility of full project execution

- The feasibility assessment of the Fort Nelson, British Columbia, CCS project continued in 2010 and 2011 and included updating the commercial model, evaluating the storage reservoir, advancing a comprehensive risk assessment and engaging stakeholders.

Communities

Contribute lasting value to communities by implementing a strategic plan for corporate philanthropy in 2010 and beyond

- We implemented our plan for corporate philanthropy, focusing on education and workforce development, community vitality, and employee support and volunteerism.

Union Gas will progress its Demand Side Management programs for low-income customers

- In 2010 and 2011, Union Gas provided 260 low-income customers with resource conservation training.
- Over 47,000 customers saved 7 million cubic meters of natural gas through the Helping Home Conserve (HHC) program.
- The Home Weatherization program reached 450 customers in 2011, conserving an estimated 514,000 cubic meters of natural gas.

Successfully launch a program to train our employees to be ambassadors for Spectra Energy

- During 2011, 297 employees were trained to become informed ambassadors for the natural gas industry and Spectra Energy.

Further advance the supplier diversity program and implement new supply chain benefit tracking process

- Our Canadian businesses worked with key contractors to significantly increase commitment to Aboriginal participation in their contracts.
- We spent over $119 million in 2011 with diverse suppliers, an increase of 15% over 2010.
- We implemented a supply chain benefit tracking process. We achieved approximately $86 million in benefits across the enterprise in 2011.

Demonstrate that Spectra Energy always is ready to respond by continuously improving our integrated preparedness program in cooperation with local communities

- We engaged with industry representatives, federal regulators and local emergency responders regarding emergency training, preparedness and communications.
- We successfully conducted several crisis preparedness drills during 2010–2011.

Employees

Continue to develop and improve Human Resource metrics

- We have developed metrics for all areas of Human Resources, including diversity, leadership development, performance management, training, succession planning and Employer of Choice.

Continually assess and implement Workforce Action Plans (WAP) to ensure business sustainability

- In 2011, we identified critical positions "at risk" and implemented strategies, such as knowledge sharing, strategic hiring and succession planning, to ensure a smooth transition.

Implement knowledge sharing in three departments in 2010 and 2011

- We implemented knowledge sharing in the Rates and Regulatory group in 2010 and in the Information Technology and Human Resource departments in 2011.

Implement action plans responding to the results of the employee survey and measure progress

- We implemented organization-wide programs, including employee and leadership training, career development and improved communications in response to the 2009 Employee Survey results.

Prepare candidates for leadership positions using succession planning and employee development, with emphasis on women and diversity candidates

- We implemented succession planning for director-level and above positions throughout the company, proactively identifying qualified candidates, including women and minorities. During 2010 and 2011, we hired and/or promoted 18 employees to director-level and above positions. Of these, 50% were women or minorities.

▼ WHAT WE SAID/WHAT WE DID

▼ NEXT STEPS

Environment

- Continue to develop projects and programs that reduce or avoid GHG emissions.
- Achieve internal energy efficiency goals in buildings and fleets and achieve 1.86 billion cubic meters of natural gas savings through customer energy efficiency at Union Gas in 2012.
- Evaluate the use of independent third-party verification of EHS data and focus on the accuracy of methane emissions in the United States.
- Continue to assess the Fort Nelson CCS project to determine the feasibility of full project execution.

Communities

- Continue to strengthen our corporate philanthropy programs to achieve measurable benefits for our communities and our company.
- Continue the enterprise-wide implementation of the Ambassador Challenge.
- Continue to advance the supplier diversity program, especially for Aboriginal stakeholders.
- Enhance communication with and education of emergency responders and local planning commissions and developers.
- Achieve savings of 43 million cubic meters of natural gas for low-income customers, through Demand Side Management programs.

Employees

- Implement an enhanced field supervisory development program for new and existing frontline supervisors.
- Ensure ongoing career and development discussions for all potential successors and high potential employees, especially female and diverse candidates.
- Through knowledge sharing, strategic hiring and succession planning, manage the large transition of employees likely exiting the organization upon retirement over the next five years.



Economic

Highlights

- Meeting the expectations of our investors by fulfilling our financial commitments.
- Improving our ability to work with our suppliers and contractors through the implementation of Supply Chain Excellence.
- Achieving 33 percent improvement in total workforce recordable incident rate – a key safety measure – in 2011 compared to 2009, the best annual total incident rate in the company's five-year operating history.

Challenges

- Achieving our goal of zero work-related injuries or accidents and continuing to improve employee and contractor safety.
- Continuing to deliver superior financial returns across the business.
- Ensuring our major projects are completed on-time and within budget.
- Restoring public trust and rebuilding public confidence in natural gas pipeline infrastructure and pipeline safety awareness.



Scan for more information on Spectra Energy's Economic Performance.

Delivering Solid Economic Performance

Spectra Energy achieved strong financial results in 2011. With the help of prudent financial management, we exceeded our 2011 earnings target, generated strong cash flow, continued to strengthen our investment-grade balance sheet and strategically positioned ourselves to deliver future growth.

Delivering Solid Financial Results

The details of our strong financial performance in 2011 are provided in our Annual Report. Highlights include:

- Achieving record net income from controlling interests of $1.2 billion, an increase of about 13 percent over the previous year and earnings per share of $1.81;
- Increasing the annual dividend for 2012 by almost 8 percent, to $1.12;
- Delivering Total Shareholder Return of 28 percent, outperforming both the S&P 500 and the Dow Jones Industrial Average; and
- Placing six expansion projects into service.

Growing Our Business

Our strategically located assets connect conventional and unconventional natural gas supplies with four of the five fastest-growing markets in North America and provide our customers with access to premier supply and demand markets.

We grow our business through organic growth, expansions and strategic acquisitions, with a continuous focus on safety, reliability and customer responsiveness, as well as profitability. Since 2007, we have invested approximately $1 billion per year, successfully executing on our projects, with aggregate returns on capital employed in excess of our targeted 10 to 12 percent. By the end of the decade, we expect opportunities to invest an additional $15 billion in needed infrastructure growth. Achieving regulatory certainty – in terms of both process and timeline – is critical to our ability to develop those infrastructure projects on-time and on-budget.

These growth investments result in significant near- and long-term economic benefits, creating jobs and revenue for host communities. Spectra Energy spent approximately $2.6 billion in 2011 on materials and services to grow our business. We are committed to advancing the development of diverse supplier relationships, including women- and minority-owned businesses across North America and Aboriginal businesses in Canada. We purchased $119 million in goods and services from these suppliers in 2011.

Managing Risk

The Spectra Energy board has responsibility for oversight of our risk management process. Through its committees, the board reviews risk across four key areas – financial, strategic, operational and legal.

Members of Spectra Energy's senior leadership team have specific accountability for each key risk area. Within the organization, risk management committees provide ongoing oversight of these risk areas. These committees use a standardized approach, tools and common language to identify risks, which are then prioritized according to their potential impact to the company.

We continually monitor these factors to proactively address the changing dynamics that affect our business and the world around us. For example, our board enhanced the charter of its Finance and Risk Management Committee to strengthen oversight of our sustainability and environment, health and safety performance – key accountabilities for our business.

Achieving Business Efficiencies

We launched two initiatives to enhance efficiencies in our business processes. In 2009, we launched our Supply Chain Excellence program, which we expect will provide at least $100 million in annual benefits by 2013 from organizational, process and technology improvements. Our Streamline project standardizes key business systems and processes into a single technology platform to improve data processing efficiency for faster problem solving and enhanced sharing of best practices and lessons learned.

Did You Know?

that the NJ-NY Expansion project has the potential of creating more than 5,000 direct and indirect jobs during the life of the project, generating approximately $78 million in federal, state and local tax revenues? The design and construction of one of the safest natural gas pipelines in North America can help bring the potential of cleaner domestic natural gas to local host communities.



Net Income and Dividends Per Share
$ in millions except Dividends per Share



$0.88
$0.96
$1.00
$1.00
$1.06
07
08
09
10
11

■ Net income – controlling interests
I Dividends per share

In 2011, we achieved record earnings, an increase of about 13 percent over 2010, and in the fourth quarter of 2011 increased our annual dividend by almost 8 percent.

Material and Service Spend
$ in millions



$2,139
$2,976
$1,765
$1,843
$2,610
07
08
09
10
11

We practice prudent cost management and capital discipline in our spending for materials and services. The variation in the spend above reflects this, particularly during periods of economic uncertainty.

Acting with Integrity

Ethics Reports by Source
percent



- EthicsLine **80%**
- Reported to Ethics Office **4%**
- Other **16%**

Seventy-nine ethics matters were reported in 2011, an increase of 25 percent over 2010.

Ethics Reports by Category
percent



- Accounting & Internal Controls-related **26%**
- Human Resources-related **56%**
- Conflict of Interest-related **4%**
- EHS-related **6%**
- Other **8%**

All reports were investigated: 35 percent were substantiated as violations, and appropriate actions were taken.

We conduct our business with integrity, transparency and accountability. We recognize our stakeholders want to understand how we make decisions, manage our operations and hold ourselves accountable to our commitments and society's expectations.

Strong Corporate Governance

Corporate governance at Spectra Energy starts with an effective board structure supported by clearly articulated policies that drive management systems and processes. We continue to strengthen our governance policies and procedures through our own internal reviews and by evaluating and implementing external best practices.

In 2011, our 12-member board was led by an independent director, and 11 of the 12 board members were considered independent under the rules of the New York Stock Exchange and the U.S. Securities and Exchange Commission.

We have four board committees: audit, compensation, corporate governance, and finance and risk management. All four committees are composed solely of independent directors.

Our board and its committees held a total of 35 meetings in 2011. The near-perfect attendance at these meetings reflects the board's high level of engagement and commitment.

Ethical Behavior and Culture of Compliance

One of the core values of Spectra Energy is integrity – ethically and honestly doing what we say we will do – both as individual employees and as a company.

We speak of a culture of compliance at Spectra Energy, and, to us, that means far more than just obeying the letter of the law and complying with regulations. It also means ensuring our decisions and behaviors are fully aligned with company policies and expectations – which often exceed external requirements.

Our Code of Business Ethics (Code) sets the standard for workplace behavior at Spectra Energy. We expect everyone who works on our behalf – our employees, our board of directors, and our contractors – to adhere to our Code.



We routinely review and update our Code to ensure it incorporates industry best practices. We conduct an internal assessment of our ethics and compliance program on an annual basis. In 2010, we commissioned an assessment by an independent law firm, incorporating many of the recommendations and other enhancements into the Code and our practices. We issued an updated Code to every employee and contractor in 2011.

We are proud that 100 percent of our employees and contractors completed compliance training in 2011. We developed a simple message of "iComply" to reinforce the robust expectations of our compliance culture and held Compliance Week, during which we conducted comprehensive compliance training sessions, consolidating information and requirements from departments across the company. Over 1,300 employees and contractors attended live training sessions; all remaining employees and contractors completed compliance training online.

We encourage the use of our independent and confidential ethics hotline to report suspected unethical and criminal conduct or environmental, health and safety concerns and to ask questions regarding our Code of Business Ethics or other related issues. Seventy-nine ethics related matters and questions were submitted to the office of ethics and compliance in 2011, primarily through the hotline – an increase of 25 percent over 2010. We consider that increase as an indication that our employees are more aware of how we should fulfill the expectations of the Code and that they have confidence in the confidentiality of the reporting systems. The majority of the reported items were related to employee relations, harassment, accounting and other internal controls. All reports were investigated. Of the 79 reported matters, 35 percent were substantiated as violations of company policy or our Code, resulting in appropriate actions being taken. The remaining 65 percent of the reported matters involved responding to questions or investigating matters for which the reporting individual did not possess enough information to understand that no violation had occurred.

Attention to Political Advocacy and Accountability

Spectra Energy's advocacy goal is to be the Advisor of Choice on natural gas-related issues. We focus on communicating the benefits of natural gas, providing leadership to address energy policy and regulations that may affect our industry, our company and our stakeholders. We participate in the democratic process while adhering to all applicable laws in Canada and the United States.

We advocate for the use of natural gas as a foundational fuel and the value of related infrastructure. We encourage understanding and appreciation for the important role natural gas plays in achieving North America's energy, environmental and economic goals. Our advocacy priorities include pipeline safety, the economic and environmental benefits of natural gas, and the contribution of natural gas to North American energy security.

We track and analyze proposed legislation and advocate the company's position with government officials at the state, provincial and federal levels in Canada and the United States. Our key public policy issues include the role of natural gas and the value of infrastructure; regulatory stability; corporate tax policy; and global climate change.

Political Contributions

Spectra Energy makes financial contributions to registered political parties, political action committees and candidate campaigns in the United States and Canada that support policies consistent with the interests of the company's customers, shareholders and employees. Our contributions are in compliance with all applicable federal, state and provincial laws and with Spectra Energy's Charter and Code of Business Ethics. Contributions may be made through the corporation or through the Spectra-DCP PAC, a political action committee that is not affiliated with any political party, candidate or organization and is supported through voluntary contributions from our employees.

Our total corporate political contributions in Canada and the United States were $181,905 in 2011. Through the Spectra-DCP PAC, eligible employees contributed $254,590 to candidates and campaigns at the state and federal levels in the United States. All of our U.S. political contributions are publicly disclosed at www.fec.gov.

Attention to Management Systems

We use management systems to monitor and control the implementation of our business strategies and policies, including risk management, operations, stakeholder engagement and environment, health and safety. We continue to focus on improving our systems and making them more robust, interconnected and consistently applied across Spectra Energy. In the past two years, we have further enhanced the following systems, discussed in more detail in the relevant sections of the report:

- Standardized business systems and processes through the Streamline SAP implementation project;
- Implemented Supply Chain Excellence, improving processes for purchasing, data management, inventory optimization and contract management across the organization;
- Implemented uniform processes and common language for risk management across the organization;
- Launched a branded ethics and compliance program, "iComply", and conducted comprehensive compliance training for the entire organization; and
- Advanced the implementation of our Operations Performance Assurance (OPA) framework.

Political Advocacy in Canada

As part of the company's Advisor of Choice goals, Western Canada Transmission and Processing has focused on building awareness among external stakeholders of the role of natural gas as a key economic driver. We reached out to government stakeholders in British Columbia, highlighting opportunities for natural gas in the province's energy policy. We focused on three key opportunities: increased use of natural gas to generate economic and reliable electricity; export of natural gas to new markets in Asia, due to market diversification; and natural gas as a transportation fuel for large fleets and return-to-base vehicles. The company was pleased to see all of these opportunities reflected in the B.C. government's February 2012 Natural Gas and LNG Strategies.

Operating Safely and Reliably

Crisis Management Principles

- We care for safety and lives.
- We provide shelter and care for all affected.
- We communicate openly, candidly and quickly.
- We collaborate, listen intently and respond to concerns and suggestions.
- We minimize property and environmental damage.
- We empower our people to act.

Employee Total Incident Frequency
Number of injuries per 200,000 hours worked

2010 PEER GROUP AVG. = 2.79


2.33
1.51
07
08
09
10
11

Actual
Target

Our employee total incident frequency improved 14 percent in 2011 to 1.43, as compared to a peer group average of 2.79.

The peer group average of 2.79 is how our subsection of the industry performed in 2010, this number is also the basis of comparison based on data availability in 2011.

Our commitment to safety is a deeply held value. The safety of our workforce and others who may be affected by our operations is our top priority. Safe, reliable operations constitute our license to operate and, in conjunction with responsive customer service, enable us to retain existing customers and attract new business.

Prioritizing Safety

We expect our employees and contractors to make a personal commitment to operate and work safely and to strive for a zero injury and zero work-related illness culture. That commitment is underpinned by our Charter and our Environment, Health and Safety (EHS) policy.

Our safety performance is a key business accountability of the organization and all employees, with oversight by the board of directors. Safety performance improvement begins with our leadership. Each year, our leaders develop and implement a personal safety action plan which they share with their team members and implement throughout the year. We ensure that each employee has the appropriate training and skills necessary to prevent work-related injuries and occupational health hazards.

Rigorous and systematic management of safety risk at the operations level is paramount to our safety commitment. Our Operations Performance Assurance (OPA) framework clearly establishes organizational expectations for operational safety and enhances our ability to assess, monitor and act on safety and operational risks.

Reducing Workforce Incidents

Our safety performance is improving in some areas. Spectra Energy's employee incident frequency improved significantly to 1.67 in 2010 with an additional 14 percent improvement to 1.43 in 2011. We continue to work toward attaining all of our safety goals, including top decile performance in our peer group.

Tragically, three of our contractor colleagues lost their lives in 2011. Full investigations were conducted to understand the cause of each incident, and we shared lessons learned across the organization to prevent future occurrences. These sad losses only deepen our resolve to attain a "zero injury and zero work-related illness" culture.

Despite these losses, our contractor incident frequency has improved by 14 percent since 2009 – attributable in large part due to our contractor safety program and safety summits – with a rate of 1.55 in 2011. But we will not be satisfied until every individual working with us returns home safely every day.

Vehicle safety remains an area of challenge for us, with 2011 results below our targeted expectations. Spectra Energy has developed a multi-year strategy for improving driving safety across the organization, beginning with a comprehensive driving safety standard. Aspects of this standard will be implemented in 2012, and the remaining elements in subsequent years.

Leading Asset Integrity

We are keenly focused on asset integrity – both as an essential part of our deeply rooted safety culture and our responsibility to ensure the safe, reliable delivery of natural gas to our customers. Spectra Energy invests approximately $700 million annually in pipeline integrity and system reliability. We heightened our proactive approach to asset integrity in 2011 by creating an Asset Integrity department with leadership at the vice president level.

Our designs for new pipelines meet or exceed applicable regulatory requirements. Our Integrity Management Program includes a vigorous schedule of inspections, assessments and tests of existing pipelines and exceeds the requirements of oversight agencies. Appropriate actions are taken quickly to address any issues which could compromise the safety of the public, affect the environment or diminish the reliability of the system. We continuously monitor gas flow, pressure, temperature and the operating status of all our pipeline facilities, and we are prepared to respond immediately.

Emphasizing Public Awareness and Crisis Preparedness

We educate and involve the public in helping us keep our facilities, especially our pipelines, safe. By distributing public awareness brochures to citizens along our pipeline systems, we create awareness of the presence of pipelines and explain how to recognize and react to potential leaks or other problems. We regularly meet with excavators to educate them on identifying and avoiding pipelines, and we participate in the U.S. national 811 "call-before-you-dig" utility-locator program and in similar Canadian provincial programs.

Did You Know?

that a ZERO INCIDENT CULTURE is possible?

Some examples include:

- Gillis Compressor Station – ZERO Lost Time Injury for 54 years!
- Empress Gas Plant – ZERO Lost Time Injury since July 1, 2000!
- Hagar LNG Plant – ZERO Vehicle Incidents in last 12 months!



Our crisis preparedness principles guide our employees in the event of an emergency, with the priority of keeping our workforce and communities safe and restoring operations as quickly as possible. Our integrated preparedness program provides a coordinated approach across multiple disciplines in preparing for and responding to crises. Each business runs emergency response drills annually.

Satisfying Our Customers

Spectra Energy has approximately 1.4 million customers ranging from natural gas producers to electric generation utilities and retail customers. We use the following measures across our company to track their satisfaction:

- Reliability – We measure our gathering and processing availability for natural gas producer customers; breaks in service for retail customers; and the reliability of compression facilities for all customers.
- Responsiveness – Important metrics include our ability to resolve utility customer issues after their first call. We also measure whether long-haul customers choose to renew contracts with us.

Providing Reliable Service

In the last five years, Spectra Energy invested almost $5 billion in 53 projects to grow our energy infrastructure so that we can deliver natural gas to our customers' high demand markets.

We exceeded our 2011 targets for reliability, achieving 99.7 percent reliability across our system and a 17 percent decrease over 2010 in the Union Gas line break frequency.

Responding to Customers

Listening to and responding to our customers' needs is a fundamental priority for all of our businesses and a critical element of our business success. We have many channels for our customers to communicate with us, and we carefully consider all of those communications.

In our transmission, processing and storage businesses, our customers expect competitive rates and reliable service. Our account managers develop ongoing relationships with our customers to respond to their concerns and optimize their services. Customers also have access to online systems for more convenient scheduling, reporting and monitoring of their service, and to provide us with feedback. In 2011, we received increased customer satisfaction ratings for all of our transmission businesses, validating the improvements we made to our systems and procedures as a result of customer input.

At Union Gas, our retail, commercial and industrial customers expect reliability, affordability and responsive customer service. We solicit feedback on whether we are meeting those needs through interaction with our customers, website surveys, surveys conducted through third parties, and participation in industry studies such as the Mastio study which ranked our storage and transmission business first among Canadian pipeline companies in 2011. We obtain additional information by measuring our ability to resolve customer issues after their first call.

Other important aspects of our customer service at Union Gas are our Demand Side Management (DSM) and low-income assistance programs that assist our customers in managing their energy use and lowering their expenses. These programs are discussed further in the environmental and online community sections of this report.

Contractor Total Incident Frequency
Number of injuries per 200,000 hours worked



4.66
1.86
1.62
1.62
07
08
09
10
11
Actual
Target

Contractor total incident frequency was 1.55 in 2011, an 11 percent improvement from 2010.

The increase of the target in 2008 is due to an error.

2007 was the pilot year for measuring contractor safety maintenance data.

Employee Vehicle Incident Frequency
Number of vehicle accidents per million miles driven



2010 PEER GROUP AVG. = 4.39
3.72
3.75
3.64
3.64
07
08
09
10
11
Actual
Target

Employee vehicle incident frequency performance, while ahead of our peer group, did not meet our expectations in 2010 and 2011. We are implementing specific programs to improve performance.


Spectra Energy

Environment

Highlights

- Reducing carbon dioxide and other emissions by more than 4.3 million metric tons from 2007–2010, with a focus on operational efficiencies; operating seven carbon capture and storage facilities; and providing energy efficiency and management programs for customers.
- Conserving more than 331 million cubic meters of natural gas and lowering our customers' energy costs by $1.1 billion from 2007–2010 through Union Gas' energy management programs.
- Reducing our air pollutant emissions by 10 percent since 2007.

Challenges

- Minimizing the environmental impacts of our operations while growing our business.
- Managing operations in environmentally- and/or culturally-sensitive areas.
- Monitoring, influencing and preparing for legislation and/or regulations that address greenhouse gases and encourage increased utilization of cleaner, lower-carbon natural gas.



Scan for more information on Spectra Energy's Environmental Practices.

Respecting the Environment

As one of North America's leading natural gas infrastructure companies, Spectra Energy considers environmental stewardship a fundamental priority.

Our environment, health and safety (EHS) policy outlines our commitment to minimizing the impact of our operations and respecting the environment in areas that matter most to our stakeholders and to our business. All employees, contractors, suppliers and partners are held accountable for understanding our policy and meeting all applicable EHS requirements.

Our comprehensive EHS management system, which is incorporated into our Operations Performance Assurance framework (OPA), helps us control the environmental impacts of our operations, from project development to facility decommissioning. This system meets, and in many cases exceeds, the key environmental management requirements of ISO 14001, the industry standard for recommended practices.

A Progressive Approach to Climate Change and Energy Efficiency

Natural gas is the cleanest-burning fossil fuel and plays a foundational role in diminishing the global carbon footprint. We are resolute in doing our part to reduce the effect of greenhouse gas (GHG) emissions on the global climate. For the natural gas pipeline industry, using energy wisely and encouraging our customers to do the same are critical ways we can contribute to reducing GHG emissions. As outlined in our climate change position, we are committed to:

- Developing infrastructure to facilitate the use of natural gas as a cleaner, lower-carbon energy source;
- Operating our facilities safely, reliably and efficiently;
- Providing energy services that help customers increase efficiency and/or reduce GHG emissions; and
- Taking an active and constructive role in the development of climate change policy in the United States and Canada.

Championing Efficient Operations

Increasing the efficiency of our operations is an ongoing priority for Spectra Energy. Reducing the energy we use during our operations and minimizing the amount of gas lost from our pipelines lowers emissions, decreases our costs and conserves natural gas.

Our U.S. Transmission business participates in the U.S. Environmental Protection Agency's Natural Gas STAR Program for methane reduction. We have reduced methane emissions by over 8 billion cubic feet since 2007 by implementing more efficient practices. This translates to about $50 million in gas conserved for our customers.

Some examples of our efforts to create efficiencies include the smart application of technology in using waste heat to generate power and process gas in our Western Canada Transmission and Processing business and setting annual energy conservation targets for our Union Gas buildings and fleet.

Carbon Capture and Storage

Recent advances in technology are enhancing our ability to significantly reduce emissions. Carbon capture and storage (CCS) technology – which involves capturing CO_2 at the source and injecting it deeply underground into geological formations for permanent storage – is an important step in mitigating the effects of carbon fuels.

Spectra Energy's Western Canada business has proven experience in CCS and is recognized as a world leader in CCS by the U.N. Intergovernmental Panel on Climate Change. Several of our existing facilities are equipped with CCS. On average, these facilities remove and store about 150,000 metric tons of CO_2 each year, totaling more than 800,000 metric tons since 2007.

Currently, the company is assessing the feasibility of developing a world-scale CCS project in Fort Nelson, British Columbia. While a significant investment and complex undertaking, it holds the promise of capturing and storing two million metric tons of CO_2, the equivalent of taking 500,000 cars off the road annually.

Enhancing Customer Efficiency

Our Union Gas business helps customers reduce their natural gas and electricity use through Demand Side Management (DSM) programs, which use education and financial incentives to motivate customers to use less energy and/or shift their energy use to off-peak times. Between 2007–2010, Union Gas' DSM programs have helped customers save an estimated 331 million cubic meters of natural gas.

Union Gas' DSM programs also support customers' efforts to realize cost savings and environmental benefits by providing audits, training, new building construction advice and building retrofit programs.

Greenhouse Gas Emissions (GHG)
Millions Metric Tons of Carbon Dioxide-equivalent (CO_2e)


9.0
10.6
10.0
10.1
10.2
07
08
09
10
11

- Indirect GHG Emissions
- Direct GHG Emissions
- GHG Intensity (metric tons CO_2e per billion Btu of natural gas throughput)

2011 GHG emissions increased slightly due to growth while GHG intensity decreased due to greater throughput and operating efficiencies.

2007–2010 Avoided or Reduced GHG Emissions, 4.3 million metric tons
percent



- Carbon Capture and Storage **17%**
- Demand Side Management for Customers **15%**
- Methane Emission Reductions **68%**

A three-pronged approach has resulted in significant GHG emission avoidance or reduction.

Environment *continued...*

Annual Natural Gas Savings from Demand Side Management (DSM)
Million Cubic Meters (m^3) of Natural Gas



56
62
92
121
07
08
09
10

Our DSM programs saved customers 331 million m^3 of natural gas use from 2007–2010.

Air Emissions of VOCs, CO, SOx and NOx
Thousand Metric Tons



60.1
57.8
58.1
57.5
53.8
07
08
09
10
11

■ Volatile Organic Compounds (VOC)
■ Carbon Monoxide (CO)
■ Sulphur Dioxide (SOx)
■ Nitrous Dioxide (NOx)
I Air Emissions Intensity (metric tons per billion Btu of natural gas throughput)

We reduced air emissions 10 percent from 2007 by investing in control technologies.

Continued Focus on Greenhouse Gas Emissions

With our commitment to reducing our carbon footprint, Spectra Energy is measuring GHG emissions from our operations – specifically the carbon dioxide produced and emitted in transporting gas through our pipelines and other facilities and the methane that escapes during the transmission process. In 2010 and 2011, our total emissions increased slightly from 2009 as a result of acquisitions of new facilities, organic growth in our infrastructure and operations, and the increased amount of gas transmitted through our pipelines. Emissions from purchased electricity serving our facilities remained steady over this period. We currently are conducting a study to more accurately measure our methane emissions and better understand the sources of those emissions.

In addition to the actual level of emissions, GHG intensity is an important measure of efficiency. We have been successful in reducing the GHG intensity of our operations since 2007, by using energy more efficiently in transmitting gas through our facilities, reducing methane losses and increasing the amount of gas transmitted, resulting in greater efficiency and utilization.

Did You Know?

that Union Gas has three offices with LEED Gold designation? – at Burlington, Kingston and Windsor. Some features include:

- Heat capture, storage and re-use for space heating (Burlington) or cooling via absorption chillers (Windsor and Kingston)
- Reduced electrical lighting by providing 75 percent workspaces with natural light
- Location enables employees to commute via mass transit

LEED or Leadership in Energy and Environmental Design is a standard adopted by the Canada Green Building Council for design, construction and operation of high performance green buildings.



By operating seven carbon capture and storage facilities, providing Demand Side Management programs for our customers and focusing on operational efficiencies, Spectra Energy has reduced approximately 4.3 million metric tons of CO_2 and other emissions from 2007–2010.

Lowering Air Emissions

In addition to GHG emissions, our operations generate nitrogen dioxide (NOx), sulfur dioxide, carbon monoxide and volatile organic carbon emissions. We achieved a 10 percent decrease in these emissions from 2007–2011 by investing in NOx emission controls and ensuring new equipment meets the latest air emissions performance standards before purchase and installation.

Reducing Waste

Our natural gas gathering, processing, transmission, storage and distribution businesses generate solid and liquid waste streams, both hazardous and non-hazardous. Waste volumes vary year on year according to operational and maintenance activity levels.

In 2010, our U.S. Transmission business conducted waste minimization pilot programs that identified opportunities for increased recycling and reduction of hazardous waste. This resulted in improved waste management and recycling practices at additional facilities in 2011.

Assessing the Use of Water

We recognize that fresh water use is an issue of increasing concern to many stakeholders and communities. We are assessing the primary uses of fresh water across our businesses and evaluating our net water use – for cooling and processing in natural gas processing facilities; dissolution of subsurface salt formations to create natural gas storage caverns; and hydrostatically testing the strength of new pipelines and related equipment prior to operation.

The amount of fresh water used by the company each year is determined by the amount of activity in each area. For example, the amount of water used in salt dissolution in storage caverns decreased significantly in 2011 as new caverns were completed.

Approximately 15 billion gallons of fresh water were used in 2011, with an estimated 92 percent discharged and returned to its source at similar or higher quality. The fresh water that we use for salt dissolution in our storage caverns converts to brine and is disposed of in licensed disposal facilities.


Tree replanting at Union Gas' storage hub in southwestern Ontario.

Stewarding the Land Responsibly

Access to land for facilities and pipeline rights of way is a critical priority for our business. We appreciate that many areas across North America have particular biological or cultural sensitivities, and we take great care to consult with stakeholders and minimize our impact on those areas.

Spectra Energy's Code of Business Ethics and Environment, Health and Safety Policy set the expectation that we respect and responsibly manage natural resources. We consider ecological preservation and conservation as a central part of that responsibility.

Before proposing pipeline routes and determining facility locations, we conduct risk assessments and consult with stakeholders to identify potentially sensitive areas and ecological challenges, including protected species and habitats. When possible, and where alternative routes are available, we avoid environmentally- or culturally-sensitive areas. Once pipelines and facilities are in place, we work to maintain the right of way in a manner that balances safety requirements and environmental sensitivities. We mitigate our impact by restoring pipeline rights of way and implementing the recommendations included in environmental and social impact assessments and those provided by permitting agencies.

We also support conservation and ecological preservation efforts in the larger community through grants from the Spectra Energy Foundation to organizations such as the Corporate Wetlands Restoration Partnership (CWRP). A Spectra Energy executive serves in a leadership capacity on the CWRP board of directors.

Reducing Impacts to Bog Turtle Habitats

Using an alternative route is one method for avoiding sensitive resource areas during construction. On the TEMAX Project in 2011, we worked closely with the U.S. Fish & Wildlife Service and affected landowners to successfully re-route the pipeline and realign the workspace to avoid the effects on a bog turtle habitat. Spectra Energy also coordinated with the local township to mitigate the project impact on a wooded conservation area. The company reduced the temporary workspace by 20 percent and planted native trees from the local conservation district during the right of way restoration period.

Collaborative Land Reclamation

For our 2011 T-North Expansion project in Western Canada, we formed a special reclamation team, working with local Aboriginal communities to develop and implement techniques for minimizing the effects of project construction and restoring creek crossings in the project area. By engaging local stakeholders in a positive and practical manner, we were able to achieve mutually beneficial goals.

Replanting Trees

Union Gas has established a policy to replant twice the tree acreage that has been cleared as a result of construction or replacement of distribution or transmission pipelines, stations or storage pool developments. Native tree seedlings, chosen by the landowner, are offered for replanting on the right of way or on the landowner's property. Only native tree species common to the geographic area and suited to the soil conditions are replanted.

Hazardous and Non-Hazardous Waste
Thousand Metric Tons



41
11
20
32
23
28
25
33
08
09
10
11

Hazardous Waste
Non-Hazardous Waste
Recyclables

Volume of waste generated varies year on year due to periodic maintenance activities; a focus on recycling has improved volumes since 2008.

Fresh Water Use (Gross)
percent



Hydrostatic Test Water 0.2%
Salt Cavern Dissolution Water 9.5%
Process/Cooling Water 90.3%

Approximately 15 billion gallons of fresh water was used in 2011, with an estimated 92 percent returned to its source at similar or higher quality.



Social

Highlights

- Working with our key stakeholders, emergency responders and the Pipeline and Informed Planning Alliance (PIPA) to improve public safety.
- Further strengthening relationships with Aboriginal communities through capacity building and economic development.
- Spectra Energy employees and retirees contributing a record 31,800 volunteer hours, and our company, employees and retirees donating $3.1 million to the United Way in 2011.
- Being recognized for our commitment to diversity and inclusion as a Community of Respect™ by the Anti-Defamation League for the fifth consecutive year and being named to the Corporate Equality Index by the Human Rights Campaign for the third time.

Challenges

- Continuing to improve our ability to understand and respond to our stakeholders' needs and expectations.
- Ensuring our consultations with stakeholders and Aboriginal communities help guide the best decisions for our projects and operations.
- Continuously strengthening our corporate philanthropy programs to achieve measurable benefits for our communities and our company.
- Increasing diversity representation in our management ranks.

Engaging with Communities



Scan for more information on Spectra Energy's Social Practices.

We are a proud member of numerous communities across North America. We build strong relationships with communities by respecting their concerns and by supporting community development as we grow our business.

We work closely with local stakeholders to understand a community's long-term needs and opportunities and direct our programs and funding to initiatives that will have a lasting benefit.

Local Economic Development

Spectra Energy plays a significant role in local economic development. In 2011, we:

- Provided natural gas that fuels business growth and brings warmth and power to families;
- Employed 5,540 people and delivered $881 million in total wages and benefits;
- Purchased $119 million in goods and services from diverse suppliers – utilizing local vendors where possible;
- Paid $831 million in taxes to local, state, provincial and federal governments; and
- Helped customers save 812 million cubic meters of natural gas through programs that empower customers to control their energy use and lower their utility bills.

Responding to Communities

For Spectra Energy, community stewardship means listening to our stakeholders and being responsible members of the communities we serve. We engage local stakeholders affected by our projects and ongoing operations early and often, guided by our Stakeholder Engagement Principles. Our formal processes to assess, mitigate and monitor the environmental and social impact of our operations meet or exceed regulatory requirements.

The feedback that stakeholders provide us is incorporated into project design plans and operating practices. We proactively follow up with key stakeholders to discuss how we have addressed their concerns. For example, on the website for our New Jersey-New York project (yesgaspipeline.org), we highlight nine examples of variations to the originally proposed pipeline route that are the direct result of input from concerned stakeholders.

Strengthening Aboriginal Relations

Aboriginal people are our neighbors, business partners, employees and customers. Spectra Energy recognizes and respects the unique cultural and historical characteristics of Aboriginal people and their connections to the land. This understanding underpins our efforts to build mutually beneficial, sustainable relationships with Aboriginal communities within our areas of operation in Canada. Important aspects of this collaborative approach include:

- Seeking opportunities to learn about our respective cultures and objectives;
- Consulting early on project plans to minimize our impact on communities;
- Communicating often regarding activities, evolving interests and progress on commitments;
- Building capacity for economic development through investments in education and opportunities for employment and business; and
- Partnering on community safety and environmental stewardship.

Strategic Giving

Community investment is an important element of our community partnerships. We proudly contributed $10.6 million in 2011 to the communities where we live and work. One of our most significant investments is in the United Way, to which our company, employees and retirees collectively gave $3.1 million in 2011, a 7 percent increase over the previous year.

Our community investment policy promotes consistency, while allowing regional flexibility to achieve greater impact. We focus our giving in three areas – education and workforce development, community vitality, and employee support and volunteerism – and work with our community partners to identify those opportunities that achieve the greatest societal and business benefit.

In our 2010 employee survey, 88 percent of our employees said they are proud of our contributions to our communities and that our community involvement is a key driver of their engagement.

Spectra Energy employees demonstrated a strong spirit of philanthropy in 2011 by volunteering 31,800 hours in our communities, 6,000 hours more than the year before. The company gave over $168,000 in grants to support employees' volunteer work with charitable organizations and matched $559,000 in employee donations to those organizations.

Total Community Investment
Dollars in millions

2007	$ 6.6
2008	$ 7.1
2009	$ 7.5
2010	$ 9.2
2011	$ 10.6

Union Gas celebrated its centennial in 2011, and we awarded more than $300,000 to charitable and nonprofit organizations across Ontario.

Strategic Sourcing

We are committed to working closely with Aboriginal communities to ensure they share in our economic success by creating business partnerships and employment opportunities. Our Western Canada Transmission and Processing business implemented a procurement program to encourage the inclusion of Aboriginal people in our contracted workforce. In the tendering process, we asked contractors to make commitments to hire Aboriginal peoples and/or subcontract to qualified Aboriginal businesses. We continue to work with our contractors to turn those commitments into action plans. We also encourage our contractors to focus on training, when necessary, to increase the capacity of Aboriginal peoples and subcontractors. We review the results of these efforts annually to make adjustments to the program as needed.

Valuing our Employees

Workforce by Gender


5,165
5,213
5,223
5,370
5,540
07
08
09
10
11
Female
Male

Since 2007, our total workforce has grown by 7 percent while females as a percent of our workforce have remained at 28 percent.

Females as a Percentage of Management


22%
23%
23%
24%
25%
07
08
09
10
11

Spectra Energy had 252 females in management in 2011, an increase of 14 percent over 2007.

Spectra Energy's success is largely due to our engaged and highly skilled employees. Our employees tell us they are engaged because they are empowered to make decisions and perform meaningful work and that they appreciate our corporate commitment to integrity and social responsibility.

Our ambitious and overarching goal is to be an Employer of Choice. We attract and retain employees because of our culture of openness and trust built on a shared purpose, common values and our focus on balancing our business objectives with employees' career and personal goals. Spectra Energy's work environment promotes the use and enhancement of employees' skills and competencies throughout their careers.

Effectively Engaging Employees

Respect, listening and two-way dialogue are key elements of employee engagement at Spectra Energy.

Our executives are accessible to employees across the company and communicate with them regularly through face-to-face and town hall meetings, email, webcasts and other company media. We seek employee feedback in our Employee Safety and Engagement Survey and act on that feedback through the development of new programs and other activities.

Our open-door policy encourages employees to request advice and assistance. We also provide a third-party confidential hotline, accessible by phone or Internet, for anonymous questions or reports.

Fostering Diversity, Inclusion and Respect

At Spectra Energy, we place tremendous value on the unique differences of every person and promote a welcoming workplace that respects individual dignity and is free from harassment. Our culture is reinforced through our Diversity Statement of Purpose, Resolution of Respect, and our Code of Business Ethics.

We endeavor to reflect the diversity of the communities where we operate in our leadership and workforce. Each business unit develops diversity strategies in alignment with our corporate objectives, and we work with universities and organizations that can enhance our access to a talented pool of diverse candidates. We proactively identify qualified women and minority candidates during succession planning and thoroughly consider their potential for each leadership position. Development plans are then prepared for these potential successors.

Respect is a key element of our commitment to diversity and inclusion. Each of our businesses requires training on harassment in the workplace. In 2011, we updated our diversity and inclusion intranet site with links to computer-based training, information on our employee resource networks and educational resources. We are developing new ways to provide diversity training to our field employees, such as facilitating employee participation through webcasts and video recordings of events so that employees can view these activities as their schedule permits.

Planning for the Future

To ensure the viability of our future workforce, each department updates a workforce action plan every two years. This addresses organizational needs and skill gaps, with a focus on critical at-risk positions that may need to be filled within 24 months.

We invested approximately $150,000 in 2011 to identify future talent, particularly in the areas of engineering and business, in the United States and Canada. We recruited 35 interns and full-time employees from targeted schools, including five universities with strong engineering programs. In addition, we committed to doubling the number of engineering internships we offer in both the United States and Canada in 2012. Our Commercial Associate Program attracts MBA graduates with business specialties by offering two years of rotating high-profile, challenging assignments, with access to executive mentors and professional development programs.

We also have developed an orientation process to help new employees learn about the company and its culture and better understand their job expectations and their team's work styles, resulting in increased productivity.

Compensation and Work-Life Balance

Spectra Energy employees are rewarded through competitive compensation and excellent benefits. Employee compensation includes incentive pay for achieving and surpassing safety, environmental, operational, financial and other performance objectives through the Short Term Incentive Plan.

Each of our locations offers benefits to help employees balance work and quality of life, which may include flexible work schedules and telecommuting.



Workforce by Country
percent



- United States
- Canada

Since 2007, our U.S. workforce has grown by 16 percent and 2 percent in Canada. Bargaining unit employees are 41 percent of our Canadian workforce.

Performance Management

Managers and employees are encouraged to have ongoing discussions on performance management, career progression and personal development. All full-time and many represented employees utilize an annual standardized performance appraisal process. Our Performance Management System supports this dialogue between employees and supervisors about job duties, competencies, work performance and individual development plans.

Developing Business and Leadership Skills

Spectra Energy offers instructor-led training and over 3,600 Web-based courses to build key competencies. We have targeted leadership programs for high-potential employees, women and executives, and we offer training on business acumen and leadership skills applicable to all managers. In addition, educational assistance is available to all regular, full-time employees who wish to continue their academic education.

The company invested $1.1 million in professional and leadership training programs in 2011, with 33 percent of the workforce receiving training. Also, 142 employees were matched with one of 104 mentors with experience in their areas of interest.

Sharing Knowledge

Through our workforce planning efforts in 2011, we identified departments and roles at risk of losing critical knowledge due to the potential of employee attrition and the age demographics of our workforce. We then developed action plans to retain that knowledge, involving the at-risk groups in training and mentoring; using job rotations to increase exposure between experienced colleagues and those emerging in their careers; and implementing our knowledge-sharing process as needed throughout the organization.

Promoting Employee Well-Being

Spectra Energy is dedicated to creating a safe work environment and offers critical wellness resources, such as a full medical plan for employees, online wellness education and, in some locations, fitness facilities. We provide an Employee Assistance Program – a professional, confidential service to help employees resolve personal concerns.

Spectra Energy follows a corporate standard to identify, prevent and mitigate work-related risks with its Environment, Health and Safety (EHS) management system. We track performance on work-related risks in our corporate-level EHS scorecard and other internal measurement systems and use the results to prioritize action plans, including individual business unit targets.

Age Demographic
percent



- <25 **2%**
- 25–34 **16%**
- 35–44 **21%**
- 45–54 **37%**
- 55+ **24%**

Our workforce demographic includes a large number of retirement-eligible employees. In 2011, our voluntary turnover rate averaged 3.9 percent.

Data Tables

Summary of 2009–2011 Health & Safety Performance Data[1]

	2011	2011 BY BUSINESS UNIT				
	SPECTRA ENERGY[1]	WESTERN CANADA	U.S. TRANSMISSION	UNION GAS	2010	2009
Hours Worked	10,474,969	2,155,585	4,230,067	4,089,317	10,187,364	10,009,030
Work Ratio (% of Employee Hours)	100%	21%	40%	39%	100%	100%
Employee Lost Workday Case Rate[2]	0.40	0.46	0.28	0.49	0.35	0.54
Employee Total Incident Case Rate[3]	1.43	1.11	1.28	1.76	1.67	2.5
Employee Vehicle Incident Case Rate[4]	4.08	3.98	4.12	4.06	4.06	3.86
Employee Fatalities	0	0	0	0	0	1
Contractor Total Incident Case Rate	1.55	1.08	1.24	3.55	1.75	1.8
Contractor Fatalities	3	2	1	0	0	0

[1] Excludes DCP Midstream and jointly operated assets.
[2] Employee LWCR (Lost Workday Frequency) = No. of Lost Workday Cases multiplied by 200,000 hours and divided by actual hours worked.
[3] Employee/Contractor TICR (Total Incident Frequency) = No. of injuries multiplied by 200,000 hours and divided by actual hours worked.
[4] Employee VICR (Vehicle Incident Frequency) = No. of vehicle accidents multiplied by 1,000,000 miles and divided by actual miles driven.

Summary of 2009–2011 Workforce Statistics[1]

	2011	2011 BY BUSINESS UNIT				
	SPECTRA ENERGY[1]	WESTERN CANADA	U.S. TRANSMISSION	UNION GAS	2010	2009
Total Employees	5,540	1,175	2,091	2,274	5,370	5,223
Bargaining Unit Employees	1,408	535	0	873	1,373	1,372
Bargaining Unit Employee Percentages	25%	46%	0%	38%	26%	26%
Total Females	1,569	258	486	825	1,522	1,464
Females as a percentage of total	28%	22%	23%	36%	28%	28%
Females as a percentage of professional	n/a	n/a	38%	n/a	n/a	n/a
Females as a percentage of management	25%	19%	23%	30%	24%	23%
Total Minorities[2]						
Minorities as a percentage of total	n/a	n/a	21%	n/a	n/a	n/a
Minorities as a percentage of professional	n/a	n/a	33%	n/a	n/a	n/a
Minorities as a percentage of management	n/a	n/a	19%	n/a	n/a	n/a
Voluntary Turnover Rate[3]	3.9%	4.3%	3.4%	4.3%	3.2%	2.4%
Total Workforce Receiving Training	1,828				2,687	1,900
Percentage of Workforce Receiving Training	33%				50%	36%
Total Investment in Workforce Training (in millions)	$1.1				$.85	$.70
Total Payroll (in millions)	$881	$262	$276	$343	$792	$782

[1] Excludes DCP Midstream and jointly operated assets.
[2] Ethnic diversity data is not captured in Canada due to privacy regulations.
n/a = not available
[3] Union Gas turnover rate includes Maritimes & Northeast Pipeline employees located in Canada.

Summary of 2009–2011 Environmental Performance Data[1]

	2011	2011 BY BUSINESS UNIT				
	SPECTRA ENERGY[1]	WESTERN CANADA	U.S. TRANSMISSION	UNION GAS	2010	2009
Greenhouse Gas (GHG) Emissions (in thousand metric tons CO_2e)						
Carbon Dioxide (CO_2)	**5,061**	2,815	1,959	287	5,208	7,186[4]
Carbon Dioxide (CO_2) Vented	**2,356**	2,356	0	0	2,035	n/r[5]
Carbon Dioxide (CO_2) from Mobile Sources	**27**	4	14	9	26.21	34.37
Methane (CH_4)	**1,773**	263	1,037	473	1,770	1,672
Nitrous Oxide (N_2O)	**28**	25	1	2	27.75	21.66
Total Direct GHG Emissions[2]	**9,245**	5,463	3,010	772	9,066	8,914
Indirect GHG Emissions	**956**	140	811	5	1,049	1,041
Total Direct and Indirect GHG Emissions	**10,200**	5,603	3,820	777	10,115	9,955
Normalized Greenhouse Gas (GHG) Emissions[6] (thousand metric ton CO_2e/BBTU throughput)						
Normalized Total GHG	**2.27**	1.25	0.85	0.17	2.38	2.49
Normalized Total Criteria Contaminants	**0.0120**	0.0079	0.0038	0.0003	0.0135	0.0146
Energy Consumption (in thousand MWh)						
Electricity Use	**1,673**	240	1,401	31	1,303	1,711
Criteria Air Emissions (thousand tons)						
NOx Emissions	**21.3**	9.2	11.1	1.0	23.5	25.5
SOx Emissions	**20.9**	20.8	0.1	0.0	21.8	20.6
Carbon Monoxide (CO)	**9.2**	4.2	4.7	0.3	9.4	9.7
Volatile Organic Compounds (VOC)	**2.4**	1.2	1.0	0.2	2.8	2.3
Total Criteria Air Pollutant Emissions	**53.8**	35.4	17.0	1.4	57.5	58.1
Waste Generation (in thousand metric tons)						
Hazardous Waste	**7,020.8**	5,575.3	564.8	880.7	2,121.1	3,082.0
Non-hazardous Waste	**17,976.3**	10,774.3	6,655.5	546.5	20,514.3	16,571.0
Total Recyclables	**33,279**	30,813	1,961	504	28,068	31,623
Spills (Frequency)	**31**	24	4	3	35	29
NOVs	**12**	0	12	0	8	10
Fines paid[3]	**$53,674**		$33,674	$20,000	$2,700	$79,500

[1] Excludes DCP Midstream and jointly operated assets.
[2] Environmental data is reported on an operational control basis, except for emissions.
[3] Not all NOVs have been reviewed for possible fines at the time of reporting.
[4] This amount includes CO_2 vented.
[5] Not reported
[6] GHG intensity or normalized GHG to throughput is the ratio of GHG emissions over total throughput. This intensity or normalized value allows for more accurate comparison of GHG emission year after year by taking into account variability in throughput over time.

Summary of 2009–2011 Supply Chain Data[1]

	2011	2011 BY BUSINESS UNIT				
	SPECTRA ENERGY[1]	WESTERN CANADA	U.S. TRANSMISSION	UNION GAS	2010	2009
Material and Service Spend (in millions)	**$2,610**	$1,024	$1,162	$424	$1,843	$1,765
Diversity Spend[2] (in millions)	**$119**	$41	$77	$1	$102	$59

[1] Excludes DCP Midstream and jointly operated assets.
[2] Only diversity spend data captured in Canada is Aboriginal spend.

Awards and Accolades


Alberta's
TOP
50
EMPLOYERS
2011


TOP


Canada's Top
100
Employers
2011


Dow Jones
Sustainability Indexes


COMMUNITY
OF RESPECT


2012
WORLD'S MOST
ETHICAL
COMPANIES
WWW.ETHISPHERE.COM


2012
Canada's Greenest
Employers


CARBON DISCLOSURE PROJECT

Newsweek's 2010, 2011 Green Rankings

CR Magazine 100 Best Corporate Citizen 2011, 2012

Chief Learning Officer Magazine's 2011 LearningElite

Human Rights Campaign Corporate Equality Index, 2009–2011

Southern Gas Association's 2011 Environmental Excellence Award

Global Reporting Initiative Index

The Global Reporting Initiative (GRI) is an internationally accepted framework for reporting on an organization's economic, environmental and social performance.

Although our Sustainability Report is not organized according to the GRI list, it addresses many of the indicator topics. We provide a detailed response to all of the GRI indicators on our website at spectraenergy.com.

With this report and our online information, we meet the GRI 3.1 Guidelines Application Level B.

Description	Where Reported
Profile Disclosures	Inside Front Cover, 2–9, 12–13, 26
Disclosures on Management Approach	10–23
Performance Indicators	
• Economic	10–11, 21
• Environmental Indicators	16–19, 24
• Labor Practices and Docent Work	20, 20–23, 25
• Human Rights	Please see our detailed index at spectraenergy.com
• Society	12–13, 20–21
• Product Responsibility	14–15, 24

Charter

Vision

We are Spectra Energy, North America's premier natural gas infrastructure company.

Purpose

We will create superior and sustainable value for our investors, customers, employees and communities by providing natural gas gathering, processing, transmission, storage and distribution services.

We value:

- Stewardship – Demonstrating a commitment to environmental responsibility and vibrant communities
- Integrity – Ethically and honestly doing what we say we will do
- Respect for the Individual – Embracing diversity and inclusion, enhanced by openness, sharing, trust, leadership, teamwork and involvement
- Safety – Sharing a relentless commitment to a zero work-related injury and illness culture
- High Performance – Accountability, achieving superior business results and stretching our capabilities
- Win-Win Relationships – Having relationships which focus on the creation of value for all parties
- Initiative – Having the courage, creativity and discipline to lead change and shape the future

We know we are successful when we are the:

- Supplier of Choice for our customers
- Employer of Choice for individuals
- Advisor of Choice on policy and regulation for governments and regulators
- Partner of Choice for our communities
- Investment Opportunity of Choice for investors

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on management's beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to:

- state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the natural gas industries;
- outcomes of litigation and regulatory investigations, proceedings or inquiries;
- weather and other natural phenomena, including the economic, operational and other effects of hurricanes and storms;
- the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates;
- general economic conditions, which can affect the long-term demand for natural gas and related services;
- potential effects arising from terrorist attacks and any consequential or other hostilities;
- changes in environmental, safety and other laws and regulations;
- results of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions;
- increases in the cost of goods and services required to complete capital projects;
- declines in the market prices of equity and debt securities and resulting funding requirements for defined benefit pension plans;
- growth in opportunities, including the timing and success of efforts to develop U.S. and Canadian pipeline, storage, gathering, processing and other infrastructure projects and the effects of competition;
- the performance of natural gas transmission and storage, distribution, and gathering and processing facilities;
- the extent of success in connecting natural gas supplies to gathering, processing and transmission systems and in connecting to expanding gas markets;
- the effects of accounting pronouncements issued periodically by accounting standard-setting bodies;
- conditions of the capital markets during the periods covered by the forward-looking statements; and
- the ability to successfully complete merger, acquisition or divestiture plans; regulatory or other limitations imposed as a result of a merger, acquisition or divestiture, and the success of the business following a merger, acquisition or divestiture.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Spectra Energy Corp has described. Spectra Energy Corp undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Spectra
Energy.

Spectra Energy
5400 Westheimer Court
Houston, TX 77056

www.spectraenergy.com

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recycled paper in the printing
of this report saved:

15,252 lbs
Wood preserved for the future

22,273 gallons
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